Simtek Corporation

2005

Annual Report

P.E. 12-31-05


SIMTEK
STK

SIMTEK

Dear Fellow Shareholder:

2005 was a pivotal year for your company. Many significant events occurred during the year. Revenue dropped in the year due to competitive pressure on prices, business lost to competing solutions, and a slowdown of sales through distribution channels while inventories were brought in-line with customer demand. Net loss for the year increased based on declining revenue, increased costs associated with our 1 megabit family of products, and restructuring your company to position it for growth and profitability.

Early in the year, your Board of Directors felt it appropriate to make a change in the executive leadership of your company, resulting in me joining the company in May as President and CEO. I am pleased to continue in my capacity as Chairman of the Board.

In May we entered into a strategic transaction with Cypress Semiconductor which resulted in a $4 million equity investment in Simtek, and which gives Simtek access in the future to new, modern processes for manufacturing our non-volatile memory components. Through the year all key milestones were achieved on time. While the benefits in terms of products to sell, and measurable revenues, are still a year or more off, your company is benefiting from increased customer confidence resulting in new high-volume customers evaluating Simtek for new programs. Late in the year, and in early 2006, Simtek has been awarded a number of new programs from customers who had been unwilling to consider engaging with Simtek before the added validation provided through our strategic relationship with Cypress.

We streamlined the focus of the company and generated much needed cash through the sale of our Q-Dot subsidiary in August. Full production qualification was achieved on our flagship 1 megabit nvSRAM in September. In the fourth quarter we successfully raised $11 million in a private equity financing in which many of our existing institutional investors expanded their investment in Simtek. I'm also pleased to report that we added a new group of well-regarded institutional investors to our shareholder base through the financing. We used most of the proceeds to acquire the nvSRAM assets of our significant head-to-head competitor, Zentrum Mikroelektronik Dresden, or ZMD. This transaction closed on December 30, 2005.

From a low of $2.2 million in revenue in the second quarter we were able to increase revenue by an average of 13% each quarter closing the year with $2.8 million in the fourth quarter. Through the year Simtek struggled to get the 0.25 micron process and 1 megabit family of new nvSRAMs production-worthy. We wrote off a considerable amount of 0.25 micron material which we determined to be unusable by customers and invested a significant amount of R&D resources into fixing these problems. Based on the September qualification of the 1 megabit product we think we've put the heavy R&D investments and write-offs behind us.

The company stepped up its efforts at reducing costs on 0.8 micron products built from silicon manufactured by Chartered Semiconductor in Singapore, and also achieved significant cost reductions on 0.25 micron products built from silicon manufactured by Dongbu Electronics in Korea. An active role has been played in our cost reduction initiatives by our two assembly and test partners, Integra in Kansas City, and Amkor in the Philippines. In the year we enjoyed considerable help from all of these partners as we strove to improve operating efficiencies.

In the second half of the year the company took an aggressive approach to pricing in the marketplace and was able to win back some business from certain high volume customers who had previously placed their entire production demand with competitors. Because of delays in the qualification of products based on real-time clocks, the company pulled these products from the market until corrective measures that enabled the 1 megabit to be qualified could be implemented in the remainder of the 0.25 micron family of devices. Design wins slowed during the year as a result of product introduction and qualification delays but picked up toward year-end with the successful completion of qualification of the 1 megabit device.

From the third quarter of 2005 onward, the company has consistently met, or exceeded, guidance provided to shareholders on a quarterly basis. In the first quarter of 2006, after the acquisition of the nvSRAM assets from ZMD, revenue increased over the prior quarter by 70% and exceeded the upper end of the range of guidance provided earlier in the same quarter. In early 2006 our manufacturing partners have all responded to increased demand and are contributing to cost improvements. The company has exceeded or raised revenue guidance given to investors and market analysts each quarter. Midway through the second quarter of 2006 we raised guidance into the upper end of the prior range for the second quarter and increased the range of revenue guidance for 2006 in total by almost 10%. Our company is on track to return to profitability and expects to be profitable on a pro forma basis, minus non-cash expenses like stock options and amortization of the ZMD transaction, for both the third quarter and the fourth quarter of 2006. We are pleased with recent progress and are enthused about what the future holds for the company.

With warmest regards,

Harold A. Blomquist

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] Annual report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2005

[ ] Transition report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934.

Commission file number 0-19027

SIMTEK CORPORATION

(Exact name of registrant as specified in its charter)

Colorado (State or other jurisdiction of incorporation or organization)	84-1057605 (I.R.S. Employer Identification No.)

4250 Buckingham Drive, Suite 100,
Colorado Springs, Colorado 80907
(Address of principal executive offices) (Zip Code)

(719)531-9444
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12 (b) of the Exchange Act:
None

Securities registered pursuant to Section 12 (g) of the Exchange Act:

Common Stock $.01 Par Value OTC Bulletin Board
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in rule 405 of Securities Act. Yes ___ No _X_
Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes____ No _X_

Indicate by check mark whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes _X_ No ____
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer   Accelerated Filer   Non-accelerated filer X

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.) Yes ___ No X
Aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant as of June 30, 2005, based upon the closing price of the common stock as reported by the OTC Electronic Bulletin Board on such date was approximately $20,229,000. The total number of shares of Common Stock issued and outstanding as of March 31, 2006 was 146,920,823.

DOCUMENTS INCORPORATED BY REFERENCE

Certain information required by Part III of this report (Items 10, 11, 12, 13 and 14) is incorporated by reference from the registrant's proxy statement to be filed pursuant to Regulation 14A with respect to the registrant's 2006 annual meeting of shareholders.

TABLE OF CONTENTS

This annual report on Form 10-K contains statements which constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Discussion containing such forward-looking statements may be found in the material set forth below and under "Business," as well as within the annual report generally. In addition, when used in this annual report, the words "believes," "anticipates," "expects," "plans," "intends" and similar expressions are intended to identify forward-looking statements. Forward-looking statements and statements of expectations, plans and intent are subject to a number of risks and uncertainties, including, but not limited to, those factors discussed under "Risk Factors" under Item 1A below. Actual results in the future could differ materially from those described in the forward-looking statements, as a result, among other things, of changes in technology, customer requirements and needs, our ability to access capital markets, wafer supplies and pricing, among other factors. We undertake no obligation to release publicly the results of any revisions to these forward-looking statements that may be made to reflect any future events or circumstances.

PART I

Item 1: Business

General

Simtek Corporation ("Simtek" or the "Company") provides integrated circuits to the electronics market for use in a variety of systems, such as data storage systems, computers, copiers, factory controllers, electric meters and military systems. We design, market and sell our products. We subcontract the majority of our manufacturing requirements. We have designed and developed nonvolatile static random access memory or "nvSRAM" products since we began business operations in May 1987 as a Colorado corporation. We have concentrated on the design and development of the 16, 64, 256-kilobit and 1-megabit nvSRAM product families and technologies, distribution channels, and sources of supply, including production at subcontractors. Kilobits are a measure of the amount of data that can be stored; more kilobits imply more storage. Megabits are also a measure of the amount of data that can be stored; there are 1,000 kilobits in one megabit. During 2000, we added the capability to design, develop and produce programmed semiconductor logic products. However, during 2003, due to adverse market conditions, we decided to no longer offer our programmed semiconductor logic products after December 31, 2003.

On December 30, 2005, we acquired from Zentrum Mikroelektronik Dresden AG ("ZMD") certain assets related to ZMD's nvSRAM product line (the "ZMD Asset Acquisition"). On that same date and in connection with the ZMD Asset Acquisition, which is described in more detail below, we entered into a number of agreements including a License Agreement (the "New License Agreement") with ZMD. Pursuant to the New License Agreement, ZMD assigned its rights in certain patents devoted to nvSRAM to us and we licensed to ZMD the right to use our silicon-oxide-nitride-oxide-silicon (SONOS)-based nvSRAM technology for embedded functions in ZMD's non-competing mixed signal and analog Application Specific Integrated Circuit (ASIC), System on Chip (SoC) and Application Specific Standard Product (ASSP) products. The licenses granted pursuant to the New License Agreement are perpetual, non-exclusive, royalty-free and unlimited. No fees or payments are due to either party under the

New License Agreement. The New License Agreement shall remain in effect on a country-by-country basis until all patents, trade secrets, and any other proprietary and legal rights subject thereto have expired or ended, unless terminated earlier by either party following a breach by the other party that remains uncured after 30 days' written notice.

On the same date, we executed a Non-Competition and Non-Solicitation Agreement with ZMD whereby, for a period of five years from the closing, ZMD is prohibited from competing with certain of our products and from hiring our employees in certain situations. The parties also executed a Registration Rights Agreement whereby we agreed to register under the Securities Act of 1933, as amended (the "Securities Act"), for resale, subject to certain limitations, the shares issued to ZMD pursuant to the ZMD Asset Acquisition. We have been party to various product license arrangements and cooperation agreements for over the last 11 years with ZMD. The new agreements replace all previous agreements.

In January 2006, we formed Simtek GMBH in Dresden Germany, as our wholly-owned subsidiary. As of March 31, 2006, Simtek GMBH had 9 employees, including 4 engineers, a sales manager, a customer service person, and 3 administrative employees. This new subsidiary will be our new sales and marketing center for European customers. The engineers in Dresden will work as an integral part of our company-wide design and support engineering team.

In May of 2005, we entered into a Production and Development Agreement with Cypress Semiconductor Corporation ("Cypress") to cooperate in developing a semiconductor process module that combines our nonvolatile technology with Cypress' advanced 0.13-micron complementary metal-oxide semiconductor, or CMOS, fabrication line. The module incorporates SONOS technology, which is used to manufacture both high-density SONOS flash and SONOS nvSRAM products, for stand alone and embedded products. During 2005, our research and development team along with Cypress' research and development team worked aggressively on the co-development program.

In 2005 we determined that Q-DOT, our wholly owned subsidiary that specialized in advanced technology research and development for data acquisition, signal processing, imaging and data communications, no longer fit with our core non-volatile memory business. We had acquired Q-DOT in March 2001 in an effort to enter the high speed data communications market, addressing both wired and wireless applications, based on advanced "silicon germanium" process technology. On August 30, 2005, we along with Q-DOT, entered into an Asset Purchase Agreement with Hittite Microwave Corporation ("Hittite") and a wholly-owned subsidiary of Hittite, HMC Acquisition Corporation ("HMC Acquisition"), whereby substantially all of the assets of Q-DOT were sold to HMC Acquisition in exchange for a cash payment of approximately $2.2 million. The Company realized a net gain of approximately $1,687,000. In addition, Hittite assumed certain future obligations of Q-DOT, including obligations related to Q-DOT's real estate lease and certain software license agreements. Incident to the Asset Purchase Agreement, the parties also entered an Escrow Agreement, whereby $200,000 of the purchase price was placed in escrow for one year to secure certain indemnification obligations of Simtek and Q-DOT. In addition, the parties entered into a Confidentiality, Non-Disclosure and Restrictive Covenant Agreement, whereby, among other things, Simtek and Q-DOT agreed not to compete against Hittite and HMC Acquisition for a period of four years with respect to certain businesses relating to Q-DOT's operations.

As of December 31, 2005, our backlog for released purchase orders was approximately $2,559,000, all of which is expected to ship by June 30, 2006. Comparatively, our backlog for released purchase orders was approximately $1,971,000 as of December 31, 2004. Orders are generally cancelable without penalty at the option of the purchaser prior to 30 days before scheduled shipment and, therefore, are not necessarily a measure of future product revenue.

We are in production of our family of memory products. During 2004, we transferred the production of our 0.8-micron family of nvSRAM products from Chartered Semiconductor Manufacturing Plc. of Singapore, or ("Chartered"), facility #1 to Chartered's facility #2. We qualified our 0.8-micron family of nvSRAM products built from wafers received from Chartered's facility #2 for sales into commercial, industrial and military markets during late 2004 and early 2005. We refer to these products as our legacy products. During 2003, we designed and began sampling our 1-megabit nvSRAM product for sale into commercial and industrial markets. In September 2005, we qualified our 1-megabit nvSRAM products built on 0.25-micron silicon wafers we receive from DongbuAnam Semiconductor or 'DongbuAnam". We have expanded our product family of nvSRAM products built on silicon wafers received from DongbuAnam to include a 1-megabit nvSRAM with real time clock, a 256-kilobit nvSRAM and a 256-kilobit nvSRAM with real time clock. We anticipate qualification of these three products to occur in the second quarter of 2006. We refer to the product family built on silicon wafers we receive from DonguAnam as 0.25-micron products. Our nvSRAM products are physically smaller and require less maintenance than static random access memory devices that achieve nonvolatility through the use of internal batteries and are more convenient to use than static random access memory devices that achieve nonvolatility by being combined with additional chips.

We reduce our capital requirements by subcontracting the majority of the manufacturing process to third parties. Chartered began providing silicon wafers, produced from its facility #1, for our nvSRAM memory products in September 1993 and continues to provide wafers based on our product technology from its facility #2. We began receiving our memory wafers manufactured in Chartered's Facility #2 in late second quarter of 2004 and through the third quarter of 2004. However, with this process being transferred to an alternative manufacturing facility, we saw lower than average production yields during 2004, which in turn lowered our gross margins. During 2005, our average production yields returned to or above historic levels.

We entered into a Process Transfer Agreement with X-FAB Texas, Inc., of Texas, or X-FAB, to install our silicon-nitride-oxide-semiconductor technology into its wafer fabrication facility to provide an additional manufacturing source to material supplied by Chartered. Due to a lack of Simtek and X-FAB resources required to install our nonvolatile semiconductor memory process into X-FAB and the marginal anticipated return-on-investment, we canceled the project with X-FAB in August 2004.

United Microelectronics and Chartered provided silicon wafers for our programmed semiconductor logic products based on 0.5-micron and 0.35-micron process technology, respectively. In February 2003, we received notification from United Microelectronics that it was unable to supply us with logic wafers after August 2003. We supported customers with 0.5-micron logic wafers manufactured at United Microelectronics through December 2003 by offering opportunities to purchase their lifetime requirements for these products with deliveries at the end of 2003. These products have been discontinued and are no longer offered to customers.

Amkor Technology, located in the Philippines, provides assembly services and Integra Technologies Advanced Semiconductor Engineering Inc., located in Kansas, provides final test services, for our nvSRAM products. In 2006, we plan to move the final testing of our high volume products to more cost effective local sub-contract manufacturing partners located in Asia.

During 2005, all of the wafers used to produce our 0.8-micron nvSRAM's were purchased from Chartered. Sales of these products accounted for approximately 86% of our revenue for 2005. Wafers were purchased from DongbuAnam in 2005 to support our 0.25-micron products. Sales of these products accounted for approximately 13% of our revenue for 2005. The remaining sales for the year were from miscellaneous products.

Memory Industry and Product Background

The semiconductor memory market is large and highly differentiated. This market covers a wide range of product densities, speeds, features and prices. We believe that the ideal memory product would have:

- high bit density per chip to minimize the number of chips required in a system;
- fast data read and write speeds to allow a system's microprocessor to access data without having to wait;
- the ability to read and modify data an unlimited number of times;
- low power consumption;
- the ability to retain its data indefinitely when power is interrupted (i.e. nonvolatility);
- availability in a variety of package types for modern assembly techniques; and
- the ability to be tested completely by the manufacturer to ensure the highest quality and reliability.

The memory market is segmented with different products combining different mixes of these attributes.

Semiconductor memories can be divided into two main categories, volatile and nonvolatile. Volatile memories generally offer high densities and fast data access and programming speeds, but lose data when electrical power is interrupted. Nonvolatile memories retain data in the absence of electrical power, but typically have been subject to speed and testing limitations. They also wear out if they are modified too many times. There are a number of common volatile and nonvolatile product types, as set forth below. The list of products under "Combinations" is limited to single packages and does not include combinations of the listed memories in separate packages, such as static random access memories in combination with Electrically Erasable Programmable Read Only Memories and Erasable Programmable Read Only Memories.

Volatile	Nonvolatile	Combinations
Static Random Access Memories (SRAM)	Electrically Erasable Programmable Read Only Memory (EEPROM)	Nonvolatile Static Random Access Memory (nvSRAM)
Dynamic Random Access Memory (DRAM)	Flash Memory (FLASH)	Nonvolatile Random Access Memory (nvRAM)
	Erasable Programmable Read Only Memory (EEPROM)	Static Random Access Memory plus lithium battery (BatRAM)
	Programmable Read Only Memory Read Only Memory (PROM or ROM)	

Volatile Memories. Rewritable semiconductor memories store varying amounts of electronic charge within individual memory cells to perform the memory function. In a Dynamic Random Access Memory the charge must be electrically refreshed many times per second or data are lost even when power is continuously applied. In a static random access memory the charge need not be refreshed, but data can be retained only if power is not interrupted.

Nonvolatile Memories. A Read Only Memory is programmed, or written, once in the later stages of the manufacturing process and cannot be reprogrammed by the user. Programmable Read Only Memory can be programmed once by the user, while Erasable Programmable Read Only Memory may be reprogrammed by the user a limited number of times if the Erasable Programmable Read Only Memory is removed from the circuit board in the equipment. Both Flash Memory and Electrically Erasable Programmable Read Only Memory may be reprogrammed electrically by the user without removing the memory from the equipment. However, the reprogramming time on both Electrically Erasable Programmable Read Only Memory and Flash Memory is excessively long compared to the read time such that in most systems the microprocessor must stop for a relatively long time to rewrite the memory.

Combinations. Many customers use a combination of volatile and nonvolatile memory functions to achieve the desired performance for their electronic systems. By using static random access memories in combination with Erasable Programmable Read Only Memory and Electrically Erasable Programmable Read Only Memory chips, customers can achieve nonvolatility in their systems and still retain the high data read and write speeds associated with static random access memory. This approach, however, is not desirable in many applications because of the size and cost disadvantages associated with using two or more chips to provide a single memory function. Also, it may take up to several seconds to transfer the data from the static random access memory to the Electrically Erasable Programmable Read Only Memory; an excessive time at power loss. As a result, attempts have been made to combine nonvolatile and volatile memory features in a single package or silicon chip. One approach combines a static random access memory with lithium batteries in a single package, which is called battery-backed SRAM.

Nonvolatile random access memories combine volatile and nonvolatile memory cells on a single chip and do not require a battery. We believe our nvSRAM products represent a significant advance over existing products that combine volatility and nonvolatility on a single silicon chip. We combine a static random access memory cell with an Electrically Erasable Programmable Read Only Memory cell to create a small nvSRAM cell. Our unique and patented memory cell design enables the nvSRAM product to be produced at densities higher than existing nonvolatile random access memories and at a lower cost per bit. In addition to high density and nonvolatility, the nvSRAM product has fast data access and program speeds and the static random access memory portion of the memory can be modified an unlimited number of times without wearing out.

We use an advanced implementation of SONOS technology. SONOS technology stores electrical charge within an insulator, silicon nitride, and uses a thin tunnel oxide layer to separate the silicon nitride layer from the underlying silicon substrate. Silicon-nitride-oxide-semiconductor technology prevents tunnel oxide rupture in the memory cell from causing an immediate loss of data. Oxide rupture has been a major cause of failures in Flash and Electrically Erasable Programmable Read Only Memories using floating gate technology, where charge is stored on a polysilicon conductor surrounded by insulators. To protect against these failures, many floating gate Electrically Erasable Programmable Read Only Memories have required error correction circuitry and redundant memory cells. This increases product cost by requiring more silicon area. Error correction and redundancy are not required for our products to protect against tunnel oxide rupture. In addition, our product designs incorporate a special test feature that can predict data retention time for every individual memory cell based on measuring the rate of charge loss out of the silicon nitride. Our latest 0.25-micron technology adds an additional oxide layer, forming a silicon-oxide-nitride-oxide-semiconductor stack, to support finer geometry electrical performance.

The silicon-nitride-oxide-semiconductor technology coupled with our patented nvSRAM cell allows high performance nvSRAM's to be manufactured using complementary metal oxide semiconductor technology. The Silicon-nitride-oxide-semiconductor technology that we use has proven to be highly reliable, as demonstrated by our product qualification results to date.

Our Memory Products

Nonvolatile Static Random Access Memories ("nvSRAM"). Our nvSRAM product family consists of nonvolatile memories that combine fast static random access memory and nonvolatile elements within each memory cell on a single chip of silicon. The static random access memory portion of the nvSRAM product is operated in the same manner as most standard static random access memory products. The static random access memory can be written to and read from an unlimited number of times. The nonvolatile elements can be programmed, depending upon device type, by user control or automatically by transferring the static random access memory contents into the nonvolatile element memory. The data stored in the nonvolatile elements can be transferred back into the static random access memory by user control or the data can be transferred automatically.

Our nvSRAM products have fast data access speeds of 25, 35 and 45 nanoseconds. These data access speeds correspond to those of fast static random access memory and, we believe, meet the requirements of much of the fast static random access memory market. The high-speed characteristics of our nvSRAM products allow them to be used in applications with various high performance microprocessors and digital signal processors such as those manufactured by Intel Corp., Texas Instruments and Freescale. Our nvSRAM products can be used to replace static random access memories with lithium batteries and multiple chip solutions such as static random access memory plus Electrically Erasable Programmable Read Only Memory or Flash Memory.

The various combinations of density and speed allow our nvSRAM products to meet the design and performance requirements of many different types of systems.

Our newest nvSRAM architecture, currently implemented in our 0.25-micron product family, adds an eight-bit micro-controller, approximately 20,000 gates of metal-programmable logic and programmable input-output devices. We refer to this architecture as Value-Added-Memory. It is designed to allow variations of the base-line 1-megabit nvSRAM design to be quickly developed for emerging market applications.

We finalized commercial and industrial qualification of two versions of our initial 64-kilobit nvSRAM product offering in September 1991 and April 1992, respectively. We completed military qualification of our initial nvSRAM's in May 1992. We began sales into the commercial market of our initial 16-kilobit nvSRAM product family in 1992. We completed the development and product qualification of the 64-kilobit AutoStore™ nvSRAM in 1993. The AutoStore™ version automatically detects power loss and transfers the data from the static random access memory cells into the Electrically Erasable Programmable Read Only Memory cells. This device does not require instructions or intervention from the system microprocessor to notify it of the power loss. Commercial and industrial qualification of our 256-kilobit nvSRAM occurred in 1997 and military qualification of our 256-kilobit nvSRAM was completed in the second quarter of 1998. In 2002, we qualified our 3-volt 256-kilobit nvSRAM for use in commercial and industrial applications. During 2003, we designed and began sampling our 1-megabit nvSRAM product for sale into commercial and industrial markets. Qualification of our 1-megabit nvSRAM product occurred in September 2005. We qualified our 0.8-micron family of nvSRAM products built from wafers received from Chartered's facility #2 for sales into commercial, industrial and military markets during late 2004 and early 2005.

Product Warranties

We presently provide a one-year limited warranty on our products.

Research and Development

Our research and development activities are centered on developing new nvSRAM products. We also continually work to improve yields and reduce costs on all of our qualified products. In order to reduce costs, since late 1997 we have used outside experts for testing our products. In addition, we have a test floor which is used for evaluation of our technologies, product designs and product quality.

In October 2001, we entered into an agreement with what is now DongbuAnam Semiconductors to develop a semiconductor process module that combines our nonvolatile technology with DongbuAnam's advanced 0.25-micron complementary metal-oxide semiconductor, or CMOS, fabrication line. CMOS is the semiconductor technology used in the transistors that are manufactured for most of today's computer microchips. The module incorporates SONOS technology, which is used to manufacture both high-density SONOS flash and SONOS nvSRAM's, for stand alone and embedded products. During 2002 and 2003, our research and development team along with DongbuAnam's research and development team worked on the co-development program. Our 1-megabit 3-volt nvSRAM was the primary development vehicle. In August 2003, we received the first complete processed silicon from this development, which yielded working samples of our new 1-megabit 3-volt nonvolatile semiconductor memory product. We began shipping samples of our new 1-megabit 3-volt nonvolatile semiconductor memory product in September 2003. In September 2005, we completed the full qualification of our 1-megabit 3-volt nonvolatile semiconductor memory product for use in the commercial and industrial market.

In May of 2005, we entered into a Production and Development Agreement with Cypress to cooperate in developing a semiconductor process module that combines our nonvolatile technology with Cypress' advanced 0.13-micron digital complementary metal-oxide semiconductor, or CMOS, fabrication line. The module incorporates SONOS technology, which is used to manufacture both high-density SONOS flash and SONOS nvSRAM's, for stand alone and embedded products. During 2005, our research and development team along with Cypress' research and development team worked on the co-development program.

Our research and development expenditures for the years ended December 31, 2005, 2004 and 2003 were $6,369,109, $4,942,391 and $3,987,054, respectively. We expect to continue expenditures on research and development, as we expand our products to include 4 megabit and greater memory densities.

Manufacturing and Quality Control

Our manufacturing strategy is to use subcontractors whose production capabilities meet the requirements of our product designs and technologies.

Since 1993, Chartered has provided us with silicon wafers for our legacy products.

DongbuAnam provides silicon wafers for our 0.25-micron process to support our 1-megabit product family.

Device packaging of our nvSRAM products continues at the Amkor facilities in the Philippines and Advanced Semiconductor Eng. Inc., in Taiwan. Final test for our nvSRAM products continues with Integra Technologies, formerly Amkor Test Services, in Wichita, Kansas, although as previously stated, we plan to move this function to more cost effective locations in Asia in 2006.

Our subcontractors provide quality control for the manufacture of our products. We maintain our own quality assurance personnel and testing capability to assist the subcontractors with their quality programs and to perform periodic audits of the subcontractors' facilities and finished products to ensure product integrity.

We maintained our certification to the ISO9001:2000 Quality Management System for our internal operations in Colorado Springs through 2005 through successful maintenance audits. Our major subcontractors also support ISO-14001 Environmental Control certifications. We continue to support our Mil-Prf-38535 Appendix A quality system in support of our SMD and military grade products.

Our quality and reliability programs were audited by several major commercial customers and also by Defense Supply Center Columbus or "DSCC" during 2005 as part of routine supplier certification procedures. All such audits were completed satisfactorily. We have established a RoHS compliance program and are able to offer fully compliant versions of our products meeting our customers' deadline of July 1, 2006. We plan to continue to offer both complaint and non-compliant plating types until demand for the tin/lead plating falls significantly. RoHS stands for Reduction of Hazardous Substances, which principally requires the elimination of lead used in products.

Markets

Our memory products are targeted at fast nvSRAM markets, static random access memory plus Electrically Erasable Programmable Read Only Memory markets and other nonvolatile memory products broadly used in commercial, industrial and military electronic systems.

Our products are typically used to store critical data when power is removed from the system. Often this data must be captured very quickly and we believe that the fast write time of our nvSRAM products is a significant benefit over nonvolatile memory alternatives. Our products are used in systems that are "write intensive" such as data collection, event recording and others where we believe that the unlimited write endurance of our nvSRAM is superior to alternative nonvolatile memory solutions.

We expect to see increasing revenue due to three major factors. The revenue contribution of 1-megabit nvSRAM products is increasing as Simtek enters 2006. Overall corporate average selling prices are expected to increase, as customers migrate from lower density products to higher priced, higher density 1-megabit nvSRAMs. Finally, we are seeing increased volume of our legacy products, as targeted end applications continue to experience additional nvSRAM product adoption and end market growth.

TARGET APPLICATIONS FOR SIMTEK PRODUCTS

Airborne Computers
Automotive Control & Monitoring Systems
Automated Teller Machines
Lighting Control Systems
Medical Instruments
Currency Changers

Data Monitoring and Recording Equipment
Process Control Equipment
Down Hole Drilling Systems
Gaming Machines
GPS Navigational Systems
Guidance and Targeting Systems
High Performance Workstations
Laser Printers
Weapon Control Systems
Copiers
Cable TV and Satellite Set Top Converter Boxes
Multi- Function Printers
RAID Controllers
Robotics
LCD Projectors
Power Grid Management Systems
Postal Systems
Automated Parking Systems
Printers
Facsimile Machines
Radar and Sonar Systems
Telecommunications Systems
POS Terminals
Automated Test Equipment
Utility Meters
Routers
Security Systems
Broadcast Equipment
Studio Recording Equipment
Servers
Factory Automation Systems
Mass Storage Systems
Irrigation Systems Controllers
Fluid Flow Meters
Motor Controllers
Train Control Systems

Our 1-megabit nvSRAM is opening new applications into which our products are being designed. These include designs into an entirely new generation of integrated Redundant Array of Independent Disks or "RAID" controllers, power metering, airborne communications, and data communications.

We believe that for 2006, our marketing and sales focus will be to better penetrate new markets for Simtek such as external RAID arrays and mass storage subsystems, while further penetrating emerging data communications and new automotive applications.

Sales and Distribution

Our strategy is to generate sales through the use of independent sales representative agencies and distributors supported by Simtek sales and technical personnel. We believe this strategy provides the fastest and most cost effective way to assemble a large and professional sales force.

We currently have four sales and marketing offices. They are located in Colorado, Georgia and California for the North American and Asian markets, and in Dresden Germany for the European market. We have engaged approximately 20 sales independent representative organizations and approximately 30 distributor organizations with sales offices worldwide. These organizations have multiple sales offices and technical sales personnel covering specific geographic territories. Through these organizations and their sales offices we believe that we are capable of serving a significant portion of the worldwide market for our products with our full line of products.

Independent sales representatives typically sell a limited number of non-competing products to semiconductor users in particular assigned geographic territories. Distributors inventory and sell products from a larger number of product lines to a broader customer base. These sales channels are generally complementary, as representatives and distributors often work together to consummate a sale, with the representative receiving a commission from us and the distributor earning a markup on the sale of products. We supply sales support and materials to the sales representatives and distributors.

For our marketing activities, we evaluate external marketing surveys and forecasts and perform internal studies based, in part, on inputs from our independent sales representative agencies. Marketing decisions are also based on forecasts and inputs from our current and prospective customers. We prepare brochures, data sheets, application notes, product collateral and product advertising with our internal marketing resources and contracted outside services. Much of this information can be found on the Simtek website at www.simtek.com.

Customers and Backlog

We have shipped qualified nvSRAM products to customers directly and through distributors since our initial commercial product qualification in September 1991. The majority of our sales are to Fortune 500 companies. Sales by geographic area for the years ended December 31, 2005, 2004, and 2003 were as follows (as a percentage of sales):

	2005	2004	2003
United States	26%	29%	37%
Europe	18%	11%	12%
Far East:			
China	5%	0%	0%
Japan	11%	12%	20%
Singapore	15%	11%	20%
Taiwan	11%	17%	3%
Thailand	2%	6%	0%
Far East Other	2%	2%	3%
Other	10%	12%	5%
Total	100%	100%	100%

As of December 31, 2005, we had a backlog of unshipped customer orders of approximately $2,559,000, which we expect to ship by June 30, 2006. Comparatively, our backlog for unshipped customer orders was approximately $1,971,000 as of December 31, 2004. Orders are cancelable without penalty at the option of the purchaser prior to 30 days before scheduled shipment and therefore are not necessarily a measure of future product revenue.

Competition

Our products compete on the basis of several factors, including data access speeds, programming speeds, density, data retention, reliability, programming endurance, space savings, manufacturability, ease of use and price.

Simtek's products fall into a memory category commonly referred to as nvRAM (nonvolatile Random Access Memory). nvRAM products that compete with our family of nvSRAM products fall into two categories.

The first category of products that compete with our nvSRAM products is products that combine static random access memories, power management devices with lithium batteries in specially adapted packages. These products generally are slower in access speeds than our nvSRAM products due in part to limitations caused by the life of the lithium battery when coupled with a faster static random access memory. Our nvSRAM products are offered in standard, smaller, less expensive packages, and do not have the limitation on lifetime imposed on the static random access memory/battery solutions by the lithium battery. Our nvSRAM products eliminate common problems associated with batteries such as corrosion, premature wear-out, shelf-life maintenance, inventory management and leaded content. Our nvSRAM's can also be used for wave soldered automatic insertion circuit board assembly since they do not have the temperature limitations of lithium batteries. However, lithium battery-backed static random access memory products are available in densities of 16-megabit and greater per package. Companies currently supplying products with lithium batteries include Maxim, ST Microelectronics and Texas Instruments.

The second category consists of ferroelectric random access memory or commonly referred to as FRAM. FRAM memories use a capacitor with a ferroelectric dielectric as a storage element and a specialized transistor as a selection element. The use of ferroelectric materials for nvRAM has been researched for more than three decades but only few companies have been able to commercialized the technology. The major reason appears to be the very challenging manufacturing process. Typically capacities of FRAM are small. FRAM is considered a solution in applications that require low densities and low power where it has a competitive advantage over our nvSRAMs. FRAM's major disadvantage is limited memory endurance due to the destructive nature of the read out cycle. The major sources for FRAM stand alone memory components are Ramtron, OKI and Fujitsu. While other companies such as TI have licensed the FRAM technology from Ramtron, it is expected that TI will embed the FRAM memory into a more complex ASSP.

Based on market research data from Web Feet Research, we estimate the Simtek nvSRAM market share to be approximately 7% of the total nvRAM market. However, with increasing revenues, this market share is expected to increase in 2006.

We are aware of other semiconductor technologies for nonvolatile memory products. Each of these requires a newly developed process technology, which has processing risk, but may deliver performance characteristics superior to our technology if perfected. Each of these processes integrates materials into the silicon processing steps that are not commonly used for semiconductor memory products today. If successful, these products could perform the same functions in a system that our products currently perform, but may be manufactured in higher density or lower cost products. Freescale is believed to be developing such magnetic film products.

Patents and Intellectual Property

We undertake to protect our product designs and technologies under the relevant intellectual property laws as well as by utilizing internal disclosure safeguards. Under our licensing programs, we exercise control over the use of our protected intellectual property and have not permitted our licensees to sublicense our nvSRAM products or technology.

It is common in the semiconductor industry for companies to obtain copyright, trademark, trade secret and patent protection of their intellectual property. We believe that patents are significant in our industry, and we are seeking to build a patent portfolio. We expect to enter into patent license and cross-license agreements with other companies. We have been issued 17 patents in the United States on our nvSRAM cell and other circuit designs. These patents relate to circuit implementations used to design our products. The use of these patents allows us to design circuits with lower power consumption and faster store timing than would be possible otherwise giving us a competitive advantage over other technologies. These patents have terms that expire from 2006 to 2018. We have also taken steps to obtain European patents in the large European countries, including Germany, France, the United Kingdom and Sweden on the nonvolatile memory patents that would have potential value in international markets. We have four applications that have been allowed and intend to prepare patent applications on additional circuit designs we have developed. However, as with many companies in the semiconductor industry, it may become necessary or desirable in the future for us to obtain licenses from others relating to our products.

We also protect aspects of our technology that relate to our semiconductor memory products as trade secrets. There are disadvantages to protecting intellectual property as trade secrets rather than patents. Unlike patents, trade secrets must remain confidential in order to retain protection as proprietary intellectual property. We cannot assure you that our trade secrets will remain confidential. If we lose trade secret protection, our business could suffer.

We have received federal registration of the term "Novcel" a term we use to describe our technology. We have not sought federal registration of any other trademarks, including "Simtek" and "QuantumTrap™" or our logo.

Late in 2002 and in 2003, we were contacted by Syndia Corporation regarding possible infringement on certain patents. Syndia Corporation informed us that it had acquired a portfolio patents issued to Jerome Lemelson. This patent portfolio was not included in the portfolio owned by Lemelson Foundation Partnership, an entity with which we reached a licensing agreement in 1999. We are currently reviewing any potential infringements. If there are any infringements, we believe that we can reach a reasonable licensing agreement with Syndia Corporation.

Employees

As of the date of this Form 10-K, we had 52 full-time employees.

<u>Item 1A. Risk Factors</u>

Limited operating capital and ability to raise additional money may harm our ability to develop and market products

We require significant capital for product development, subcontracted production, and marketing. We have funded these needs from the sale of products, the sale of product and technology licenses, from royalties, as well as from the sale of our convertible debt and equity securities.

We have not seen any significant increase in product sales in the past year and gross margins are less than anticipated. Our cash requirements have been difficult to meet. We cannot guarantee that we will be able to achieve an increase in product sales and gross margins. We may need more capital in the future to develop new products. We are not sure that we will be able to raise more capital on reasonable terms, if at all. If we cannot, then we may not be able to develop and market new products. The development, subcontracted production and marketing of existing products may also suffer, causing our financial position and stock price to deteriorate.

We may experience operating losses in the next several years

We began business in 1987. Through December 31, 2005, we had accumulated losses of approximately $46.0 million. We realized net income for the first time for the year ended December 31, 1997 and continued to realize net income through June 30, 2000. Subsequent to June 30, 2000 and through December 31, 2005, we realized net losses primarily as a result of accounting charges, from the purchase of incomplete research and development in September 2000, decreased revenue, decreased gross margins, increased competitive pressures and increased research and development costs related to new product development. We may continue to experience net operating losses in the future. Continuing net operating losses could materially harm our results of operations, increase our need for additional capital in the future, and hurt our stock price.

We might not be able to re-gain compliance with certain covenants set forth in our loan agreement with the RENN Capital Group; if we are unable to do so, the RENN Capital Group could accelerate the $3 million loan and foreclose on the collateral that we granted to it

Our loan agreement with Renaissance Capital Growth and Income Fund III, Inc., Renaissance US Growth Investment Trust PLC and BFSUS Special Opportunities Trust PLC, or the RENN Capital Group, formerly Renaissance Capital Group, Inc., contains various financial covenants. As of December 31, 2005, we were not in compliance with two of the covenants set forth in the loan agreement, which covenants relate to the interest coverage ratio and debt to equity ratio. On March 21, 2006, we received a waiver for the two covenants through January 1, 2007. However, significant variances in future actual operations from our current estimates could result in the reclassification of this note to a current liability. If the note becomes due and we cannot pay it, RENN Capital Group may foreclose on the assets that we pledged as security for the note. This would significantly harm our business.

We may be unable to successfully integrate the assets acquired from ZMD on December 30, 2005

On December 30, 2005, we closed our acquisition from ZMD of certain intellectual property and assets related to ZMD's nvSRAM product line. We may be unable to integrate successfully into our operations the assets acquired from ZMD, including:

- by a failure to gain customer agreement to purchase products from us or to qualify our designs or processes;
- by a failure to coordinate international operations, relationships and facilities, which may be subject to additional constraints imposed by geographic distance, local laws and regulations; and
- by a failure to implement and maintain uniform standards, internal controls, business processes, procedures, policies and information systems.

Our failure to meet any of these challenges could cause us to fail to realize any accretive benefits of the acquisition of the assets from ZMD and could seriously harm our results of operations.

We may be unable to retain an effective focus in our industry or retain customers following the acquisition of assets from ZMD

The challenges to us as a result of the acquisition of certain intellectual property and assets from ZMD on December 30, 2005 include:

- communicating a strategic vision to the market regarding us and executing on that strategic vision;
- implementing sales and marketing efforts to effectively communicate to customers our capabilities;
- overcoming possible concerns of certain customers about not having two sources of supply for the products they previously purchased from both ZMD and us;

- gaining acceptance from former ZMD customers for our designs, products or processes; and

- overcoming any perceived adverse changes in business focus, including demonstrating to customers that the acquisition of certain assets from ZMD will not result in an adverse change in customer service standards or business focus and helping customers conduct business easily with us going forward.

The failure to meet any of these challenges could seriously hinder our plans for product development as well as business and market expansion following the acquisition of certain intellectual property and assets from ZMD.

If we cannot receive silicon wafers we require to manufacture our products from our silicon wafer manufacturers at the volumes or the prices we require, our revenues, earnings and stock price could suffer

We currently purchase the silicon wafers we require to build our non-volatile memory products from three vendors, Chartered Semiconductor Manufacturing Plc. of Singapore, DongbuAnam Semiconductors in Korea and ZFoundry in Germany. Due to the volatility of the semiconductor market, we have limited control over the pricing and availability of the wafers we require in order to build our products. The risk of not receiving the products and pricing we need to achieve our revenue objectives has escalated. If we are unable to obtain the products and pricing we need from these vendors, our business could suffer.

The uncertainty involved in manufacturing semiconductors may increase the costs and decrease the production of our products

In order for us to become profitable, we must drive our manufacturing costs down and secure the production of sufficient product. Semiconductor manufacturing depends on many factors that are complex and beyond our control and often beyond the control of our subcontractors. These factors include contaminants in the manufacturing environment, impurities in the raw materials used and equipment malfunctions. Under our arrangements with our subcontractors, our subcontractors pass on to us substantially all of their costs that are unique to the manufacture of our products. Accordingly, these factors could increase the cost of manufacturing our products and decrease our profits. These factors could also reduce the number of semiconductor memories that our subcontractors are able to make in a production run. If our subcontractors produce fewer of our products, our revenues may decline.

Delays in manufacturing may negatively impact our revenue and net income

It takes approximately three months for our subcontractors to manufacture our semiconductor memories. Any delays in receiving silicon wafers or completed products from our subcontractors will delay our ability to deliver our products to customers. This would delay sales revenue and could cause our customers to cancel existing orders or not place future orders. These delays could occur at any time and would affect our net income.

We depend on independent sales representatives and distributors to sell our products and the termination of any of these relationships may harm our revenue

We use independent sales representatives and distributors to sell the majority of our products. The agreements with these sales representatives and distributors can be terminated without cause by either party with 30 to 90 days written notice. If one or more of our sales representatives or distributors terminates our relationship, we may not be able to find replacement sales representatives and distributors on acceptable terms or at all. This could affect our profitability. In addition, during 2005, 2004 and 2003 approximately 51%, 50% and 42% of our product sales were to four distributors. We cannot be certain that we will be able to maintain our relationship with these distributors.

Delays in or failure of product qualification may harm our business

Prior to selling a product, we must establish that it meets expected performance and reliability standards. As part of this testing process, known as product qualification, we subject representative samples of products to a variety of tests to ensure that performance in accordance with commercial, industrial and military specifications, as applicable. If we are unable to successfully accomplish product qualification for our future products, we will be unable to sell these future products. Even with successful initial product qualifications, we cannot be assured that we will be able to maintain product qualification or achieve sufficient sales to meet our operating requirements.

Our success depends on our ability to introduce new products

The semiconductor industry is characterized by rapid changes in technology and product obsolescence. Our success in the semiconductor industry depends in part upon our ability to expand our existing product families and to develop and market new products. The technology we currently use may be made obsolete by other competing or newly developed memory or other technologies. The development of new semiconductor designs and technologies typically requires substantial costs for research and development. Even if we are able to develop new products, the success of each new product depends on several factors including whether we selected the proper product and our ability to introduce it at the right time, whether the product is able to achieve acceptable production yields and whether the market accepts the new product. We cannot guarantee that we will be successful in developing new products or whether any products that we do develop will satisfy the above factors. In September 2003, we began shipping samples of our 1 megabit 3 volt nonvolatile semiconductor memory product. While we achieved production qualification on this product in September 2005, we cannot assure you that we will not discover technical problems or manufacturing concerns with this new product, that demand will continue to develop for the new product or that we will be able to continue to sell this new product at a profit.

The cyclicality of the semiconductor industry may prevent us from maintaining a consistent revenue stream and may harm our stock price

The semiconductor industry has historically experienced significant peaks and valleys in sales volumes resulting in large variations of revenues and resulting profits or losses. We do not have direct influence on the nature of the broad semiconductor market. Variations in the revenues and profits within the semiconductor industry may cause us to incur significant losses in the future. If the stock prices of many other semiconductor companies decrease, our stock price may also suffer.

If we fail to successfully implement products with Cypress Semiconductor, our liquidity and future revenues may suffer

On May 5, 2005, we closed a production and development agreement with Cypress Semiconductor Corporation to jointly develop an "S8" 0.13-micron SONOS nonvolatile memory production process. The production and development agreement also calls for Cypress to produce one or more Simtek products, as designated by Simtek, using the S8 process. We cannot assure you that we will be able to successfully develop and bring to qualified volume production products based on the S8 process or that Cypress will be able to develop embedded products contemplated to be developed using Simtek's intellectual property. If the development of the S8 process is delayed or fails, or if Cypress is unable to meet our production requirements, we might not be able to meet potential future orders planned to be received from our customers. This could significantly harm our revenue and future growth potential. We also entered into an escrow agreement pursuant to which we deposited $3 million into an escrow account in order to support and make certain payments for the S8 process and product developments. If we fail to complete the development and production agreement, we might forfeit our rights to the escrow amount. This could harm our liquidity position.

Our agreement with Cypress Semiconductor Corporation may consume our limited resources of engineers and consume a significant amount of our working capital preventing us from completing other tasks

Our production and development agreement with Cypress may consume a considerable amount of our engineering resources, which may limit the resources available to maintain or improve our production yields on our existing products and develop other new and derivative products. In addition to these indirect expenses related to our engineering resources, our obligations under the production and development agreement will consume a significant amount of our working capital until December 31, 2006. This may harm our business and stock price.

The December 30, 2005 Securities Purchase Agreement and related documents provide for cash penalties if we fail to follow certain procedures or maintain an effective registration related to the shares purchased by such investors

The Registration Rights Agreement entered into as part of the December 30, 2005 Securities Purchase Agreement amounting to $11,000,000 contained a cash penalty provision if certain procedures are not followed or an effective Registration Statement is not maintained for the 68,750,000 shares purchased by investors. The cash penalties are 2% of the proceeds for each month that a breach occurs. We cannot assure you that we will be able to follow the required procedures or obtain or maintain such effective Registration Statement.

Intense competition in the semiconductor industry may cause us to lose sales revenue to other suppliers

There is intense competition in the semiconductor industry. We experience competition from a number of domestic and foreign companies, most of which have significantly greater financial, technical, manufacturing and marketing resources than we have. Our competitors include major corporations with worldwide silicon wafer fabrication facilities and circuit production facilities and diverse, established product lines. We also compete with companies, such as Ramtron International Corporation, attempting to obtain a share of the market for our product families. If any of our new products achieve market acceptance, other companies may sell competitive products at prices below ours. This would have an adverse effect on our operating results.

The loss of key employees could materially affect our financial results

Our success depends in large part on our ability to attract and retain qualified technical and management personnel. There are limited personnel trained in the semiconductor industry resulting in intense competition for these personnel. If we lose any of our key personnel, this could have a material adverse affect on our ability to conduct our business and on our financial results.

Our patents may not provide us effective intellectual property protection; this could harm our business

We have been issued 17 U.S. patents (and assigned one other U.S. patent and three German patents) relating to specific aspects of our current products. We have also applied outside the United States for patents on our technology. We are not sure that any of the patents for which we have applied will be issued or, even if they are issued, will provide us with meaningful protection from competition. We may also not have the money required to maintain or enforce our patent rights. Notwithstanding our patents, other companies may obtain patents similar or relating to our patents.

We seek to protect a significant portion of our intellectual property as trade secrets, rather than patents. Unlike patents, trade secrets must remain confidential in order to retain protection as proprietary intellectual property. We cannot assure you that our trade secrets will remain confidential. If we lose trade secret protection, our business could suffer.

If our products and technology infringe on third party patents, our product sales or gross margins may suffer

We have not determined whether our products are free from infringement of others' patents. If patent infringement claims are asserted against us and are upheld, we will try to modify our products so that they are non-infringing. If we are unable to do so, we will have to obtain a license to sell those products or stop selling the products for which the claims are asserted. We may not be able to obtain the required licenses. Any successful infringement claim against us, our failure to obtain any required license or requirement for us to stop selling any of our products, may force us to discontinue production and shipment of these products. This may result in reduced product sales and harm our revenues.

In 1998, we received notice of a claim for an unspecified amount from a foundation that owns approximately 180 patents and 70 pending applications. The foundation claimed that some of the machines and processes used in the building of our semiconductor devices infringe on the foundation's patents. In April 1999, we reached an agreement with the foundation for us to purchase a nonexclusive license of the foundation's patents, based on our product offerings and sales forecast at that time. If our products or actual sales revenue vary significantly from the time of the agreement, we may be subject to additional payments.

In late 2002, we received notice of possible patent infringement from a corporation that has acquired a portfolio of patents. We have reviewed the claim and believe there are no potential infringements. We have received no further notification from this corporation. While there can be no assurances, if there are any infringements, we believe we will be able to enter into a licensing agreement with such company without any material impact on us.

Foreign currency exchange rate fluctuations may increase our costs, lower our revenues and cause loss of customers to our competitors

We purchase materials, including silicon wafers, from outside the United States. Sales to customers located outside of the United States for the years ended December 31, 2005, 2004 and 2003 were 74%, 71% and 63%, respectively. We operate using United States dollars as the functional currency. Changes in foreign currency exchange rates can reduce our revenues and increase our costs. For example, our subcontractors may increase the prices they charge us, on a per purchase order basis, for silicon wafers if the United States dollar weakens. Any large exchange rate fluctuation could affect our ability to compete with manufacturers who operate using foreign currencies. We do not try to reduce our exposure to these exchange rate risks by using hedging transactions. Although we have not had any material losses due to exchange rate fluctuations over the last three years, we cannot assure you that we will not incur significant losses in the future.

Because our common stock is listed only on the OTC electronic bulletin board, it will be more difficult to sell our common stock

Our common stock is listed on the OTC Electronic Bulletin Board under the symbol "SRAM." Our common stock was listed on the NASDAQ Small-Cap Market until July 18, 1995, but, because we no longer met NASDAQ's listing requirements, our common stock transferred to the OTC Electronic Bulletin Board as mandated by NASDAQ rules. We may not be able to meet the requirements for relisting our common stock on NASDAQ or listing on any other exchange in the near future or in the longer term.

Securities that are not listed on the NASDAQ Small-Cap Market or other exchange are subject to a Securities and Exchange Commission rule that imposes special requirements on broker-dealers who sell those securities to persons other than their established customers and accredited investors. The broker-dealer must determine that the security is suitable for the purchaser and must obtain the purchaser's written consent prior to the sale. These requirements may make it more difficult for our security holders to sell their securities and may affect our ability to raise more capital. It may also make it harder for you to sell our stock than the stock of some other companies.

If we issue securities at low prices in the future, some of our security holders may be entitled to acquire more of our securities, which may dilute and harm the holders of our common stock

We may be obligated under agreements with certain of our security holders to issue to them additional securities in exchange for little or no consideration if we sell our securities in the future at or below certain prices. The issuance of such securities could dilute and harm the holders of our common stock.

Because we do not intend to pay dividends in the foreseeable future, your investment return may be limited

We have never paid cash dividends on our common stock. We do not expect to pay dividends in the foreseeable future. We intend to use any earnings to finance growth. You should not expect to receive dividends on your shares of common stock.

If our board of directors authorizes the issuance of preferred stock, holders of our common stock could be diluted and harmed

Our board of directors has the authority to issue up to 2,000,000 shares of preferred stock in one or more series and to establish the preferred stock's voting powers, preferences and other rights and qualifications without any further vote or action by the shareholders. The issuance of preferred stock by our board of directors could dilute and harm the rights of the holders of our common stock. It could potentially be used to discourage attempts by others to obtain control of us through merger, tender offer, proxy contest or otherwise by making such attempts more difficult to achieve or more costly. Given our present capital requirements, it is possible that we may need to raise capital through the sale of preferred stock in the future.

Standards for compliance with Section 404 of the Sarbanes-Oxley Act of 2002 are uncertain, and if we fail to comply in a timely manner, our business could be harmed and our stock price would decline.

Rules adopted by the Securities and Exchange Commission pursuant to Section 404 of the Sarbanes-Oxley Act require annual assessment of our internal control over financial reporting, and attestation of our assessment by our independent auditors. This requirement may apply to our Annual Report on Form 10-K for the fiscal year ending December 31, 2007, or based on certain qualifying 2006 standards, for the fiscal year ending December 31, 2006. The standards that must be met for management to assess the internal control over financial reporting as effective are new and complex, and require significant documentation, testing and possible remediation to meet the detailed standards. We may encounter problems or delays in completing activities necessary to make an assessment of our internal control over financial reporting. In addition, the attestation process by our independent auditors is new and we may encounter problems or delays in completing the implementation of any requested improvements or remediation and receiving an attestation of our assessment by our independent auditors. We can provide no assurance as to our, or our independent auditors', conclusions at December 31, 2006 (or 2007 as required by regulations), with respect to the effectiveness of our internal control over financial reporting. The above factors creates a risk that we, or our independent auditors, will not be able to conclude at December 31, 2006 (or 2007 as required by regulations) that our internal controls over financial reporting are effective as required by the Sarbanes-Oxley Act. If we cannot assess our internal control over financial reporting as effective, or if our independent auditors are unable to provide an unqualified attestation report on such assessment, investors could lose confidence in our reported financial information and the trading price of our stock could drop.

Item 1B: Unresolved Staff Comments

None.

Item 2. Properties

We lease approximately 16,000 square feet of space in Colorado Springs, Colorado. This space includes a product engineering test floor of approximately 3,000 square feet. The lease is scheduled to expire on February 28, 2013. In February 2006, we entered into a lease agreement for our facility in Dresden, Germany, we lease approximately 2,800 square feet. The lease is schedule to expire on February 28, 2009.

We do not own any real property. We do not have a policy:

1. Limiting the percentage of assets which may be invested in any one investment or type of investment,
2. Regarding whether we acquire assets primarily for possible capital gain or primarily for income, or
3. With respect to investments in real estate, interests in real estate, real estate mortgages, or securities of or interests in persons primarily engaged in real estate activities.

Item 3. Legal Proceedings

We are not a party to any legal proceeding (including where our property is the subject of the proceeding), and we are not aware of any proceeding that a government authority is contemplating as of the date of this report.

Item 4. Submission of Matters to a Vote of Security Holders

On October 27, 2005, we held an annual meeting of our shareholders for purposes of considering and voting upon a proposal to elect two directors to our board of directors each to serve for a three year term and considering and voting upon a proposal to ratify the selection of Hein & Associates LLP, independent auditors, as auditors of Simtek for the year ending December 31, 2005. As of the record date, September 12, 2005, we had 70,540,604 shares of common stock outstanding and the count of shares represented by proxy at the meeting was 62,165,595, a sufficient number of voting shares to constitute a quorum. Final results of the voting for each proposal is as follows:

1. Election of Directors	For	Withheld

Harold Blomquist	60,607,733	1,589,112
Robert Pearson	60,837,477	1,351,368

2. <u>Ratification of Selection of Auditors</u>

For	Against	Abstain
61,011,707	366,492	818,646

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is listed on the OTC Electronic Bulletin Board under the symbol "SRAM." Securities not included in the NASDAQ Small-CAP Market are covered by the Securities and Exchange Commission rule that imposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell our securities, which will have an adverse effect on the ability of our security holders to sell their securities and our ability to raise additional capital.

Shown below are the closing high bid and the closing low offer for our common stock as reported by the OTC Electronic Bulletin Board on the last day of the quarter.

	Common Stock	
	High Bid	Low Bid
2004		
First Quarter	1.64	1.56
Second Quarter	.72	.68
Third Quarter	.62	.60
Fourth Quarter	.61	.59
2005		
First Quarter	.57	.56
Second Quarter	.375	.335
Third Quarter	.38	.34
Fourth Quarter	.29	.26

The quotations listed above reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

As of December 31, 2005, we had 469 shareholders of record. This number does not reflect shareholders who beneficially own common stock held in nominee or "street name".

We have not paid any dividends on our common stock since inception and we do not intend to pay any dividends on our common stock in the foreseeable future.

Harold Blomquist, our current President and Chief Executive Officer, purchased 200,000 shares of our common stock for $108,400 on May 19, 2005, and 275,000 shares of our common stock for $81,950 on November 9, 2005, in each case pursuant to Mr. Blomquist's employment agreement with us. We issued 150,000 shares of our common stock to Douglas Mitchell, our former President, Chief Executive Officer and Chief Financial Officer (acting), on June 15, 2005, and 50,000 shares of our common stock on November 25, 2005, in each case pursuant to the terms of his separation agreement with us. With respect to the issuances to Mr. Blomquist and Mr. Mitchell, we issued such securities in reliance upon Rule 506 promulgated under, and Section 4(2) of, the Securities Act, as each is or was an officer and director of Simtek, each is a sophisticated investor, each had access to material information of Simtek and there was no general solicitation.

On June 28, 2005, we issued warrants to purchase 200,000 shares of our common stock to the RENN Capital Group in exchange for a waiver of certain provisions relating to the 7.5% convertible debentures issued to the RENN Capital Group in 2002. These warrants have 5-year terms with an exercise price of $0.50 per share. With respect to our June 28, 2005 transaction, we issued such securities in reliance upon Rule 506 promulgated under, and Section 4(2) of, the Securities Act, as the RENN Capital Group are sophisticated, accredited investors, there was no general solicitation and the RENN Capital Group had access to material information of Simtek.

In connection with an offering of $11,000,000 of our common stock on December 30, 2005, we issued a warrant to purchase 1,062,500 shares of our common stock to C. E. Unterberg, Towbin, the investment banking firm that advised us in the December 30, 2005 offering, as partial payment for such services. This warrant has a five-year term and an exercise price of $0.28 per share. With respect to our issuance to C. E. Unterberg, Towbin, we issued such securities in reliance upon Rule 506 promulgated under, and Section 4(2) of, the Securities Act, as such holder is sophisticated, an accredited investor, there was no general solicitation and such holder had access to material information of Simtek.

The following table sets forth information with respect to our equity compensation plans as of December 31, 2005.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options warrants and rights	Weighted-average exercise price of outstanding options warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans not approved by security holders	7,969,363	$0.62	1,630,306
Total	7,969,363	$0.62	1,630,306

Please see Note 5, "Stock Option Plans," to our Financial Statements included herewith.

Item 6: Selected Financial Data

The following selected financial data should be read in conjunction with, and are qualified in their entirety by, the consolidated financial statements and related notes thereto contained in "Item 8. Financial Statements and Supplementary Data" and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" included herein.

	Years Ended December 31,				
	2005	2004	2003	2002	2001
	(in thousands, except per share data)				
Revenue	$ 10,385	$ 13,092	$ 12,263	$ 12,422	$ 15,450
Gross margin	2,794	3,953	3,735	4,844	4,992
Loss from continuing Operations	(7,490)	(3,731)	(2,389)	(1,028)	(925)
Income (loss) from Discontinued operation	1,704	60	116	65	(195)
Net loss	$ (5,785)	$ (3,670)	$ (2,273)	$ (963)	(1,120)
Loss per share from Continuing operations:					
Basic and diluted	$ (.11)	$ (.06)	$ (.04)	$ (.02)	$ (.02)
Income per share from Discontinued operations:					
Basic and diluted	$ .03	$ .00	$ .00	$ .00	$ .00
Total loss per share					
Basic and diluted	$ (.08)	$ (.06)	$ (.04)	$ (.02)	$ (.02)
Working capital	3,591	4,122	1,610	5,473	3,489
Total assets	18,758	7,976	7,303	7,932	6,587
Total long term debt	2,760	3,000	3,000	3,000	-
Temporary equity	8,459	-	-	-	-
Shareholders' equity	2,860	1,989	2,523	3,253	4,230
Cash dividends per common Share (1)	-	-	-	-	-

(1) We have not declared any cash dividends on our common stock and do not expect to pay such dividends in the foreseeable future.

Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview of Recent Debt and Equity Transactions

As described in "Item 5. Market for Registrant's Common Stock, Related Security Holder Matters and Issuer Purchases of Equity Securities", on May 5, 2005, we closed a share purchase agreement for a $4,000,000 private placement of 6,740,816 shares of our common stock and warrants to acquire 5,055,612 shares of our common stock with Cypress Semiconductor Corporation, as well as a production and development agreement with Cypress to jointly develop an "S8" 0.13-micron SONOS nonvolatile memory production process. The production and development agreement also calls for Cypress to produce one or more Simtek products, as designated by Simtek, using the S8 process. The warrants have a 10-year term with an exercise price of $0.7772.

On June 28, 2005, we issued warrants to purchase 200,000 shares of our common stock to the RENN Capital Group in exchange for a waiver of certain provisions relating to the 7.5% convertible debentures issued to the RENN Capital Group in 2002. These warrants have 5-year terms with an exercise price of $0.50 per share.

On December 30, 2005, we issued to ZMD 6,260,713 shares of our common stock as partial payment for the assets we acquired from ZMD pursuant to the Asset Purchase Agreement, dated December 7, 2005, between us and ZMD.

On December 30, 2005, we issued, for an aggregate price of $11,000,000, the amounts of shares indicated to the following investors: Crestview Capital Master LLC (24,687,500 shares); Straus Partners, LP (781,250 shares); Straus GEPT Partners, LP (781,250 shares); Big Bend XXVII Investments, L.P. (14,375,000 shares); Toibb Investment LLC (11,875,000 shares); Michael Seedman (625,000 shares); RENN Capital Group (9,375,000 shares); and SF Capital Partners Ltd. (6,250,000 shares). In addition, on December 30, 2005, we issued a warrant to purchase 1,062,500 shares of our common stock to C. E. Unterberg, Towbin, the investment banking firm that advised us in the December 30, 2005 offering, as partial payment for such services. This warrant has a five-year term and an exercise price of $0.28 per share. We used the majority of the $11,000,000 proceeds of the December 30, 2005 offering to fund the acquisition of assets from ZMD pursuant to the Asset Purchase Agreement, dated December 7, 2005, between us and ZMD.

In connection with the sale of $11,000,000 of our common stock on December 30, 2005, instead of lowering the conversion price of the 7.5% convertible debentures issued to the RENN Capital Group in 2002, as required by the terms of the 2002 convertible debentures, from $0.312 per share to $0.16 per share as a result of the December 30, 2005 offering at $0.16 per share, we agreed with the RENN Capital Group that the conversion price would only be lowered to $0.22 per share as a result of the December 30, 2005 offering. As a result, instead of just 9,615,384 shares issuable upon conversion of the 2002 debentures (which would be the case were the conversion price still $0.312 per share), there are currently a total of 13,636,364 shares of common stock that are issuable to the RENN Capital Group upon conversion of the debentures as a result of the reduction of the conversion price to $0.22 per share.

Also in connection with the sale of $11,000,000 of our common stock on December 30, 2005, we agreed with Bluegrass Growth Fund LP, Bluegrass Growth Fund LTD and SF Capital Partners Ltd. that in exchange for their waiver of certain participation rights held by them in connection with the December 30, 2005 offering, the exercise price of their warrants to acquire 2,579,980 shares of our common stock would be lowered from $0.627 per share to $0.265 per share.

Results of Operations

General. We have designed and developed nvSRAM random access products since we commenced business operations in May 1987. We have concentrated on the design and development of our nvSRAM product families and technologies, marketing, distribution channels, and sources of supply, including production at subcontractors. During 2000, we added the capability to design, develop and produce gate array integrated circuits, or our logic products but ceased supporting this product as of December 31, 2003.

In 2003, we received notification from Chartered that they would be closing their silicon wafer fabrication facility #1 in March 2004 and that they would transfer our 0.8-micron process technology to their silicon wafer fabrication facility #2. Through late 2003 and into 2004, we began working with Chartered to transfer the production of our 16-kilobit, 64-kilobit, 5 volt 256-kilobit and 3 volt 256-kilobit product from their facility #1 to their facility #2. During the third and fourth quarters of 2004 and first quarter of 2005, we completed the transfer and qualification of these products. The transfer from Chartered's facility #1 to Chartered's facility #2 accounted for lower production yields through the first three quarters of 2004 as compared to the production yields we achieved in 2003. During the fourth quarter 2004, we began seeing production yields return to historic levels. Sales of our products manufactured from the silicon wafers we received from both of Chartered's facilities accounted for approximately 86%, 97% and 94% of our total revenue for the years ended December 31, 2005, December 31, 2004 and for December 31, 2003, respectively.

We have also been working with DongbuAnam on the development of a module which incorporates silicon-oxide-nitride-oxide- silicon technology, that will be used to manufacture both high density silicon oxide nitride oxide silicon flash and nvSRAM's for stand alone embedded products. The primary development product is our 1-megabit 3-volt nvSRAM. In September 2003, we began shipping samples of the 1-megabit 3-volt nvSRAM. In September 2005, we qualified our 1-megabit products for use in the commercial and industrial markets. During the third quarter of 2004, we began receiving initial production orders. Sales of our 1-megabit 3-volt products accounted for approximately 13% and 3% of our total revenue for the years ended December 31, 2005 and December 31, 2004, respectively.

As discussed previously, on December 30, 2005, we closed on the acquisition of certain assets related to ZMD's nvSRAM product line. This acquisition had no effect on the operating results for fiscal year 2005, as there were no operating activities related to those assets, until January 2006.

Our programmed semiconductor logic products accounted for approximately 7% of our total revenue for the years ended December 31, 2003 and 0% of our revenue in 2004 or 2005. These products were discontinued in 2003.

Review of 2005 Operations

Total revenue for 2005 was approximately $10,385,000. We saw a decrease in unit shipments and average selling prices of our commercial and industrial products. In 2005, management focused on realigning customer inventory and ordering patterns to more closely follow end user consumption patterns. This resulted in decreased revenue in 2005. Management believes that aligning customer unit consumption and ordering trends will ultimately allow both Simtek and its customers to better forecast production and inventory requirements. Revenue and unit volumes were lowest in the second quarter 2005 and showed steady improvement in the third and fourth quarters of 2005.

Review of 2004 Operations

Total product revenue for 2004 was approximately $13,100,000. We saw an increase in unit shipments of our commercial products in 2004. The majority of this increase was for large production orders, with competitive bidding. Average selling prices were essentially the same in 2004 when compared to 2003. Revenues from our commercial nvSRAM products saw a total increase of approximately 8% in 2004 as compared to 2003. Revenues from our high-end industrial and military products saw an approximate increase of 58% in 2004 as compared to 2003. The increase was primarily due to completing shipments of our nonvolatile semiconductor memory products against on-going military contracts.

Results of Operations

Revenues

The following table sets forth our net revenues for semiconductor devices by product markets for the years ended December 31, 2005, 2004 and 2003 (in thousands):

	2005	2004	2003
Commercial	$ 8,669	$ 10,314	$ 9,548
High-end industrial and Military	$ 1,617	$ 2,778	$ 1,759
Logic Products	$ 99	$ -	$ 956
Total Revenue	$ 10,385	$ 13,092	$12,263

Revenues for the year ended December 31, 2005 as compared to 2004

Commercial revenues include revenue generated from our legacy products and from our 0.25 micron products. Commercial revenues decreased by $1,645,000 for the year ending December 31, 2005 as compared to the same period in 2004. The decrease was due: (i) lower average selling prices of our high volume legacy products due to competitive pricing; (ii) reduced unit volume with our key RAID customers due to competition; and, (iii) reduced unit volume due to a concerted effort to realign customer inventory and ordering patterns to more closely match actual consumption. The decrease in legacy unit shipments was partially offset by an increase in unit shipments of our 0.25 micron product family.

High-end industrial and military product revenues accounted for a decrease of $1,161,000 for the year ending December 31, 2005 as compared to the same period in 2004. We saw an approximate 47% decrease in unit shipments and an approximate 42% decrease in average selling prices. The decreases in unit volume reflect our efforts to align customer inventory levels to their actual consumption of the products.

The $99,000 increase in logic revenues was due to a last time buy of one our discontinued logic products, which were discontinued in 2003.

Four distributors account for approximately 51% of our revenue for the year ended December 31, 2005 as compared to 49% for the same period in 2004. Products sold to distributors are sold without material recourse. Distributor contracts typically allow distributors to return up to 5% in value of product inventory in each six month period in exchange for a replacement order of equal value. This allows them to keep inventory current to market demand. Distributors sell our products to various end customers. If one of these distributors were to terminate its relationship with us, we believe that there would not be a material impact on our product sales, as other distributors would likely take their place.

We expect that revenue will increase in the next several quarters, as shipments of our 0.25 micron product family ramp up. Customer acceptance of our flagship 0.25 micron products has increased significantly in 2005. In addition, we expect that sales of our high-end industrial and military products will increase as customer inventory levels and consumption demand are realigned.

Revenues for the year ended December 31, 2004 as compared to 2003

Commercial product revenues increased by $766,000 for the year ending December 31, 2004 as compared to the same period in 2003. The increase was due to an increase in unit volume of our commercial nonvolatile semiconductor memory products and the addition of our new 1-megabit nonvolatile semiconductor memory products.

High-end industrial and military product revenues accounted for an increase of $1,019,000 for the year ending December 31, 2004 as compared with the same period in 2003. The increase was primarily due to completing shipments of our nonvolatile semiconductor memory products against on-going military contracts.

Revenues from our logic products decreased by $956,000 for the year ending December 31, 2004 as compared to the same period in 2003. The decrease was due to our decision to eliminate this product line effective December 31, 2003.

Four distributors accounted for approximately 49% of our product revenue for the year ended December 31, 2004 as compared to 42% for the year ended December 31, 2003. Products sold to distributors are sold without significant recourse.

Cost of Sales and Gross Margins for the year ended December 31, 2005 as compared to 2004

We recorded cost of sales of $7,591,000 and $9,140,000 for the years ended December 31, 2005 and December 31, 2004, respectively. These costs reflect an approximate 3% decrease in gross margin percentage points for the year ended December 31, 2005 as compared to the same period in 2004. Actual gross margin percentages were 27% and 30% for the years ended December 31, 2005 and 2004, respectively. The decreases in gross margin percentages for the year ended December 31, 2005 were due primarily to decreased average selling prices and lower unit volume shipments of our high-end industrial and military products, which typically carry high gross margins.

During the year ended December 31, 2005, we purchased all of our silicon wafers to produce our 0.8 micron nvSRAM legacy products from a single supplier, Chartered, to support sales of our nonvolatile semiconductor memory legacy products. Sales of products built on these wafers accounted for approximately 86% of our revenue for the year ended December 31, 2005. We purchased silicon wafers to produce our family of 0.25 micron products, the 1-megabit and certain 256-kilobit nvSRAM products built on 0.25 micron technology from DongbuAnam. Sales of our semiconductor products built on 0.25 micron technology accounted for approximately 13% of our revenue for the year ended December 31, 2005. The remaining sales for the year were for a one-time sale of our discontinued logic products.

We expect gross margins on both our legacy and 0.25 micron products to improve during 2006. The net yields on the silicon wafers received from Chartered during the fourth quarter of 2005 and first two months of 2006 have resulted in yields significantly better and more stable than in earlier production received during the transition from Chartered's wafer fabrication facility # 1 to Chartered's wafer fabrication facility # 2. The yields are better than the historical yields from Chartered's wafer fabrication facility # 1. In addition, in 2006, we plan to move the final testing of our higher volume products to Asia, which will result in lower costs. On the .25-micron products, we achieved full production qualification on the 1-megabit products in September 2005. Based on that qualification, we have reduced the amount of back-end testing, which reduced total unit cost. We expect that we will continue to reduce the unit costs of the .25- micron product family in 2006, as yields improve and additional testing is eliminated.

Cost of Sales and Gross Margins for the year ended December 31, 2004 as compared to 2003

We recorded costs of sales of $9,140,000 and $8,528,000 for the years ended December 31, 2004 and December 31, 2003, respectively. These costs reflect an equivalent gross margin percentage for the year ended December 31, 2004 as compared to the year ended December 31, 2003. Actual gross margin percentages were 30% for the year ended December 31, 2004 and 2003.

Chartered closed its wafer fabrication facility #1 in March 2004 and we completed the transfer of the manufacturing of our silicon wafers into Chartered's facility #2 in the third and fourth quarter of 2004. The transfer from Chartered's facility #1 to Chartered's facility #2 accounted for lower production yields through the first three quarters of 2004 as compared to the production yields we achieved in 2003. During the fourth quarter 2004, we began seeing production yields return to historic levels.

Research and Development for the year ended December 31, 2005 as compared to 2004

We believe that continued investments in new product development are required for us to remain competitive in the markets we serve. In 2005, our research and development department continued its efforts on the final development, testing and qualification of our 1-megabit 3-volt nvSRAM with DongbuAnam. In September 2005, we qualified our 1-megabit products for use in the commercial and industrial markets. Development of the smaller 256-kilobit and 256-kilobit with real time clock built on the 0.25-micron base continued in 2005. We expect to achieve full production qualification for these products in the first half of 2006.

In addition, during the second half of 2005 we began development of our next generation nvSRAM product, in conjunction with Cypress Semiconductor, pursuant to the terms of the May 5, 2005 development agreement. This new product will be based on Cypress' .13-micron process and will include memory density of 4-megabits. We hope to provide customers with initial product samples in the fourth quarter of 2006.

Total research and development expenses were $6,369,000 for the year ended December 31, 2005 as compared to $4,942,000 for the year ended December 31, 2004.

The $1,427,000 increase for the year was primarily due to a one-time charge of $1,222,000 related to the final development of our 0.25-micron product. The one-time charge related to our 0.25 micron product was due to abnormally low yields and high scrap due to design and process issues with the silicon wafers. We have implemented a significant new revision for the silicon wafers being produced at DongbuAnam and preliminary testing shows a significant improvement in both the initial silicon wafer probe yield as well as the final assembly and test yield. The improved yields resulted in a more cost effective product. This charge was partially offset by decreases in payroll and payroll overhead costs of $159,000, consulting services of $312,000, product development costs of $293,000 and equipment related costs of $13,000 which were in turn partially offset by increases in qualification costs of $60,000, and costs related to the joint development with Cypress of $919,000. The $159,000 decrease in payroll and payroll overhead costs was a direct result of reduced headcount. The $312,000 decrease in consulting services was due to a decrease in engineering work performed by our wholly-owned subsidiary, Q-DOT, for the development of our data-communication products. As reported elsewhere in this

Form 10-K, we sold substantially all the assets of Q-DOT in August 2005. The $293,000 decrease in product development costs was related to wind down of development activities related to the 0.25 micron product. As discussed above, the one-time charge related to our 0.25 micron product was due to abnormally low yields and high scrap due to design and process issues with the silicon wafers. These issues have been resolved and yields from the revised silicon wafers are significantly better and now result in a cost effective product. In September 2005, we achieved full production qualification of the 1-megabit product family.

Research and Development for the year ended December 31, 2004 as compared to 2003

Total research and development expenses were $4,942,000 and $3,987,000 for the years ended December 31, 2004 and December 31, 2003, respectively.

The $955,000 increase for the year was related to increases in payroll and payroll related costs of $199,000, new product development costs of $732,000, equipment leases, maintenance agreements for software and depreciation of $20,000 and other expenses of $4,000. The primary increase in payroll costs is related to an increase in employee headcount. Increased headcount and contract engineering services were required in order to develop our products in time to meet production schedules for the new products. The primary increase in product development costs was due to an increase in engineering materials and services such as, silicon wafer purchases, reticles, assembly and testing of our 1-megabit products from DongbuAnam and the development of our 64-kilobit and 256-kilobit products from X-FAB and 64-kilobit and 256-kilobit products from Chartered's wafer fabrication facility #2 and an increase in costs related to the commercial development of datacomm products performed by our Q-DOT subsidiary. The increase in product development costs included a one-time write off of capital purchases, of approximately $61,000, related to the development at X-FAB that ended in August 2004. Equipment leases, maintenance agreements for software and depreciation are related primarily to software licenses and hardware required to design our new products.

Sales and Marketing for the year ended December 31, 2005 as compared to 2004

Total sales and marketing expenses were $1,493,000 for the year ended December 31, 2005 as compared to $1,608,000 for the year ended December 31, 2004.

The $115,000 decrease was primarily due to decreases in advertising of $15,000, sales commissions of $285,000 and other miscellaneous expenses of $11,000; these decreases were partially offset by an increase in payroll and overhead costs of $196,000. The $285,000 decrease in sales commission is a direct result of reduced revenue. The $196,000 increase in payroll and overhead costs was the result of personnel changes.

Sales and Marketing for the year ended December 31, 2004 as compared to 2003

Total sales and marketing expenses were $1,608,000 and $1,213,000 for the year ended December 31, 2004 and December 31, 2003, respectively.

The $395,000 increase for the year was related to an increase in payroll and payroll related costs of $240,000, advertising of $51,000, travel expenses of $36,000, sales commissions of $54,000 and other expenses of $14,000. The increase in payroll and payroll related costs and travel was a direct result of increased headcount, the increase in advertising expenses were due to increased advertising for our new 1-megabit product. The increase in sales commissions is a direct result of increased revenue.

Administration for the year ended December 31, 2005 as compared to 2004

Total administration expenses were $2,275,000 for the year ended December 31, 2005 as compared to $917,000 for the year ended December 31, 2004.

The $1,358,000 increase for the year was due to increases in accounting and legal expenses of $123,000, $343,000 increase in payroll and payroll overhead costs, $713,000 in expenses related to separation and employment agreements and a $179,000 increase in board of director costs and contract services. The increases in payroll and payroll related costs and contract services were related to increases in headcount and increases in administrative services provided by our subsidiary Q-DOT. The increases in accounting and legal expenses were related to increased activity related to agreements with personnel and increased securities work. The $713,000 in expenses was related to costs associated with the terms of the employment agreement for our current Chief Executive Officer and the costs associated with the separation agreement entered into with our previous Chief Executive Officer.

Administration for the year ended December 31, 2004 as compared to 2003

Total administration expenses were $917,000 and $706,000 for the years ended December 31, 2004 and December 31, 2003, respectively.

The $211,000 increase was due primarily to increases in accounting and legal fees of $52,000, professional fees of $47,000, costs associated with our annual meeting of shareholders of $47,000, payroll and payroll related costs of $35,000, and other miscellaneous expenses including travel of $30,000. The increase in legal fees was primarily related to costs incurred in relation to our annual meeting of shareholders and increased legal fees related to our registration statements on Form SB-2 that we were required to file with the Securities and Exchange Commission. The increase in professional services was primarily due to an increase in fees paid to our Board of Directors and fees paid for financial consulting. The increase in accounting fees was due to increased audit fees related to our registration statements on Form SB-2. The increase in payroll and payroll overhead costs were primarily due to increased overhead costs.

Total Other Income (Expense) for the year ended December 31, 2005 as compared to 2004

The $69,000 decrease in other income (expense) for the year ended December 31, 2005 as compared to the year ended December 31, 2004 was primarily due to an increase in interest income received from our restricted investments.

Total Other Income (Expense) for the year ended December 31, 2004 as compared to 2003

The $2,000 decrease in total other income (expense) for the year ended December 31, 2004 as compared to the year ended December 31, 2003 was primarily related to a decrease in interest income which was a direct result of a decreased cash balance.

Loss from Continuing Operations for the year ended December 31, 2005 as compared to 2004

We recorded a loss from continuing operations of $7,490,000 for the year ended December 31, 2005 as compared to a loss from continuing operations of $3,731,000 for the year ended December 31, 2004. The increase of $3,759,000 in net loss for the year was due primarily to an increase in operating expenses and decreased revenue discussed above.

Loss from Continuing Operations for the year ended December 31, 2004 as compared to 2003

We recorded a loss of $3,731,000 and $2,389,000 for the years ended December 31, 2004 and December 31, 2003, respectively. The increase of $1,342,000 in the loss from continuing operations for the year was due primarily to an increase in operating expenses discussed above.

Future Results of Operations

Our ability to be profitable will depend primarily on our ability to continue reducing manufacturing costs and increasing revenue by increasing the availability of existing products, by the introduction of new products and by expanding our customer base. We are also dependent on the overall state of the semiconductor industry and the demand for semiconductor products by equipment manufacturers and our ability to raise additional working capital.

On December 30, 2005, we purchased from ZMD certain assets related to ZMD's nvSRAM product line. We believe that this purchase will position us to be the number one supplier of nvSRAM products and will give us access to additional Tier 1 customers especially in Europe. Through this purchase we have regained sole ownership of our patents and technical information used by ZMD on SONOS-based standard product memory architectures previously licensed by us to ZMD and we have gained a license to other ZMD patens and technical information pertaining to SONOS-based nvSRAM. ZMD has entered into a 5-year non-compete agreement with us. In January 2006, we established a European design, customer service and support center in Dresden, Germany. We plan to use the new design team to accelerate product development and introduction of innovative new products designed for the 0.25 micron process at DongbuAnam and also targeted to the 0.13 micron process with Cypress.

In May of 2005, we entered into a Production and Development Agreement with Cypress to cooperate in developing a semiconductor process module that combines our nonvolatile technology with Cypress' advanced 0.13-micron digital complementary metal-oxide semiconductor, or CMOS, fabrication line. The module incorporates SONOS technology, which is used to manufacture both high-density SONOS flash and SONOS nvSRAM's, for stand alone and embedded products.

As of December 31, 2005, we had a backlog of unshipped customer orders of approximately $2,559,000, all of which we expect to ship by June 30, 2006. Orders are cancelable without penalty at the option of the purchaser prior to 30 days before scheduled shipment and therefore are not necessarily a measure of future product revenue.

We cannot assure you that the growth in demand, or demand for our products, will increase in the future. Through 2005, we were principally dependent on our legacy products for revenue, for which customer orders have declined over the past year. However, customer orders in the first quarter of 2006 have continued to increase consistent with the trend seen in the second half of 2005. We continue to explore alternatives to further reduce the cost to manufacture our existing products built on 0.8-micron and 0.25 micron technologies. We are currently reviewing additional cost reduction measures that may have the potential to improve our earnings.

During the years ended December 31, 2005, 2004 and 2003, we purchased all of our silicon wafers to produce our legacy nvSRAM products from a single supplier, Chartered. Approximately 86%, 97% and 94% of our semiconductor device sales for 2005, 2004 and 2003, respectively, were from finished units produced from these silicon wafers. We believe that we maintain a very good relationship and that Chartered will continue to supply our wafer requirements for our legacy products. In addition, we may purchase additional 0.8-micron wafers from ZFoundry, a subsidiary of ZMD, as required to fill customer demand. DongbuAnam provides silicon wafers for our 0.25-micron products. Approximately 13% and 3% of our semiconductor product sales for the years ended December 31, 2005 and 2004 were from finished units produced from these silicon wafers.

We intend to continue designing, developing and subcontracting the production of our memory products. We also propose to continue to sell to existing and new customers through our normal sales and marketing channels.

Our ability to achieve profitability will depend primarily on our ability to continue reducing our manufacturing costs and increasing revenue by improving the availability of existing products, by the introduction of new products and by expanding our customer base. With the positive feedback we have received from the customers who have sampled and purchased products from our new 0.25 micron product family, we expect to continue ramping production of this product through 2006. In order to achieve these goals, we are dependent on the overall state of the semiconductor industry and the demand for semiconductor products by equipment manufacturers.

Liquidity and Capital Resources

As described in "Item 5. Market for Registrant's Common Stock, Related Security Holder Matters and Issuer Purchases of Equity Securities", on May 5, 2005, we closed a share purchase agreement for a $4,000,000 private placement of 6,740,816 shares of our common stock and warrants to acquire 5,055,612 shares of our common stock with Cypress Semiconductor

Corporation, as well as a production and development agreement with Cypress to jointly develop an "S8" 0.13-micron SONOS nonvolatile memory production process. The production and development agreement also calls for Cypress to produce one or more Simtek products, as designated by Simtek, using the S8 process. The warrants have a 10-year term with an exercise price of $0.7772.

On June 28, 2005, we issued warrants to purchase 200,000 shares of our common stock to the RENN Capital Group in exchange for a waiver of certain provisions relating to the 7.5% convertible debentures issued to the RENN Capital Group in 2002. These warrants have 5-year terms with an exercise price of $0.50 per share.

On December 30, 2005, we issued to ZMD 6,260,713 shares of our common stock as partial payment for the assets we acquired from ZMD pursuant to the Asset Purchase Agreement, dated December 7, 2005, between us and ZMD.

On December 30, 2005, we issued, for an aggregate price of $11,000,000, the amounts of shares indicated to the following investors: Crestview Capital Master LLC (24,687,500 shares); Straus Partners, LP (781,250 shares); Straus GEPT Partners, LP (781,250 shares); Big Bend XXVII Investments, L.P. (14,375,000 shares); Toibb Investment LLC (11,875,000 shares); Michael Seedman (625,000 shares); RENN Capital Group (9,375,000 shares); and SF Capital Partners Ltd. (6,250,000 shares). In addition, on December 30, 2005, we issued a warrant to purchase 1,062,500 shares of our common stock to C. E. Unterberg, Towbin, the investment banking firm that advised us in the December 30, 2005 offering, as partial payment for such services. This warrant has a five-year term and an exercise price of $0.28 per share. We used the majority of the $11,000,000 proceeds of the December 30, 2005 offering to fund the acquisition of assets from ZMD pursuant to the Asset Purchase Agreement, dated December 7, 2005, between us and ZMD.

In connection with the sale of $11,000,000 of our common stock on December 30, 2005, instead of lowering the conversion price of the 7.5% convertible debentures issued to the RENN Capital Group in 2002, as required by the terms of the 2002 convertible debentures, from $0.312 per share to $0.16 per share as a result of the December 30, 2005 offering at $0.16 per share, we agreed with the RENN Capital Group that the conversion price would only be lowered to $0.22 per share as a result of the December 30, 2005 offering. As a result, instead of just 9,615,384 shares issuable upon conversion of the 2002 debentures (which would be the case were the conversion price still $0.312 per share), there are currently a total of 13,636,364 shares of common stock that are issuable to the RENN Capital Group upon conversion of the debentures as a result of the reduction of the conversion price to $0.22 per share.

Also in connection with the sale of $11,000,000 of our common stock on December 30, 2005, we agreed with Bluegrass Growth Fund LP, Bluegrass Growth Fund LTD and SF Capital Partners Ltd. that in exchange for their waiver of certain participation rights held by them in connection with the December 30, 2005 offering, the exercise price of their warrants to acquire 2,579,980 shares of our common stock would be lowered from $0.627 per share to $0.265 per share.

The change in cash flows for the year ended December 31, 2005 used in operating activities by continuing operations was primarily a result of a net loss of $5,785,315, which was partially offset by $433,181 in depreciation and amortization and a gain from discontinued operations of $1,687,403. The changes in cash flow used in operating activities also reflected increases in allowance accounts, loss on disposal of assets, prepaid expenses and other, accounts payable and accrued expenses of $22,650, $129,307, $622,004, $767,512, and $1,005,426 respectively. The increases were offset by decreases in accounts receivable of $1,011,028, inventory of $491,611 and customer deposits of $47,464. The increase of $622,004 in prepaid expenses and other was primarily due to a deposit put in place with a supplier. The $129,307 loss on disposal of assets, was primarily related to the write off of test development software. The increase of $1,005,426 in accrued expenses was primarily related to costs incurred with the December 30, 2005 stock transaction and expenses related to certain employment and separation agreements that had not been paid as of December 31, 2005. The $491,611 decrease in inventory was primarily due to timing of inventory purchases. The change in cash flows provided by investing activities by continuing operations of $1,526,233 was primarily due to the purchases of equipment required to test our nonvolatile semiconductor memory products and reticles required to produce our wafers, offset by the net proceeds of $1,868,593 received from the sale of the assets of Q-DOT. The change in cash flows provided by financing activities by continuing operations of $2,887,168 was primarily due to the equity financings, net of transaction related costs of $3,944,403 and $8,458,926 which we completed in May and December 2005, respectively. The proceeds of the equity financings were offset by the transfer of $3,200,000 to escrow accounts for the Cypress and Q-DOT transactions and the cash portion of the purchase of certain assets from ZMD of $7,685,416. Additional proceeds provided by financing activities included $190,350 received from the sale of our common stock per employment agreements and $310,501 received from the exercise of stock options by certain employees.

The change in cash flows for the year ended December 31, 2004 used in operating activities by continuing operations was primarily a result of a net loss of $3,670,354, which was partially offset by $442,245 in depreciation and amortization. The changes in cash flow used in operating activities also reflected increases in allowance accounts, loss on disposal of assets, accounts receivable, inventory, accounts payable, and accrued expenses of $122,691, $75,110, $1,060,206, $684,955, $1,053,165, and $81,972, respectively. The increase of $1,060,206 in accounts receivable was directly related to the increase in revenue for the fourth quarter of 2004. The $684,955 increase in inventory and $1,053,165 increase in accounts payable was due to the receipt of raw materials at the end of December 2004 required to support first quarter 2005 shipments. The $75,110 loss on disposal of assets, was primarily related to writing off the capital expenditures purchased for the installation of our process at X-FAB, terminated in August 2004. The change in cash flows used in investing activities by continuing operations of $134,886 was primarily due to the purchase of equipment required to test our nonvolatile semiconductor memory products and reticles required to produce our wafers, offset by a $300,000 release of restricted cash. The change in cash flows provided by financing activities by continuing operations of $2,335,121 was primarily due to the equity financing of $2,248,851 (net of transaction related costs) received in October 2004, payments on a line of credit of $150,000, payments on capital leases of $124,472 and $360,742 received from the exercise of stock options by certain employees.

The change in cash flows for the year ended December 31, 2003 used in operating activities by continuing operations was primarily a result of a net loss of $2,272,641, which was partially offset by $469,538 in depreciation and amortization, decreases in allowance accounts, accounts receivable, inventory, and deferred revenue of $16,376, $496,530, $411,358, and $40,500, respectively. The decrease of $496,530 in accounts receivable was related to timing of customer payments. The decrease in inventory was primarily due to an increase in finished goods shipments at the end of 2003. The change in cash flows used in investing activities by continuing operations of $490,220 was primarily due to the purchase of equipment required to test our nonvolatile semiconductor memory products and software acquired for research and development activities. The cash flows provided by financing activities by continuing operations of $1,640,296 was due to $1,475,515 (net of transaction related costs) received from the November 2003 equity financing transaction, net borrowings on a line of credit of $150,000, proceeds of $183,131 for the exercise of stock options by certain employees partially offset by payments on a capital lease obligation of $168,350.

Short-term liquidity.

Our cash balance at December 31, 2005 was $1,765,774.

Our future liquidity will depend on our revenue growth, our ability to sell our products at positive gross margins and control of our operating expenses. Over the coming year, we expect to spend approximately $11,500,000 for operating expenses assuming revenue growth and no significant change in marketing or product development strategies. We expect to meet these capital needs from sales revenues and, to the extent we do not have sufficient revenues, from our existing cash reserves. In addition, we are evaluating possible credit agreements, such as accounts receivable financing, although we have not reached any final agreement with any lender. If we are unable to meet our capital needs, through these means, it may be necessary for us to raise more capital.

Long-term liquidity.

We continue to evaluate our long-term liquidity. Our growth plans may require additional funding from outside sources. While we have no firm plans, we are in ongoing discussions with investment banking organizations and potential investors and lenders to ensure access to funds as required.

Critical Accounting Polices and Estimates

Simtek's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which require us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosures. A summary of these significant accounting policies can be found in Simtek's Notes to Consolidated Financial Statements included in this Form 10-K. The estimates used by management are based upon Simtek's historical experiences combined with managements understanding of current facts and circumstances. Certain of our accounting polices are considered critical as they are both important to the portrayal of our financial condition and the results of our operations and require significant or complex judgments on our part. We believe that the following represent the critical accounting policies of Simtek as described in Financial Reporting Release No. 60, Cautionary Advice Regarding Disclosure About Critical Accounting Policies, which was issued by the Securities and Exchange Commission: inventories; deferred income taxes; allowance for doubtful accounts; and, allowance for sales returns.

The valuation of inventories involves complex judgments on our part. Excess finished goods inventories are a natural component of market demand of semiconductor devices. We continually evaluate and balance the levels of inventories based on sales projections, current orders scheduled for future delivery and historical product demand. While certain finished goods items will sell out, quantities of other finished goods items will remain. These finished goods are reserved as excess inventory. We believe we have adequate controls with respect to the amount of finished goods inventories that are anticipated to become excess. While we believe this process produces a fair valuation of inventories, changes in general economic conditions of the semiconductor industry could materially affect valuation of our inventories.

The allowance for doubtful accounts reflects a reserve that reduces customer accounts receivable to the net amount estimated to be collectible. Estimating the credit worthiness of customers and the recoverability of customer accounts requires management to exercise considerable judgment. In estimating uncollectible amounts, we consider factors such as industry specific economic conditions, historical customer performance and anticipated customer performance. While we believe our processes to be adequate to effectively quantify our exposure to doubtful accounts, changes in industry or specific customer conditions may require us to adjust our allowance for doubtful accounts.

We record an allowance for sales returns as a net adjustment to customer accounts receivable. The allowance for sales returns consists of two separate segments, distributor stock rotation and distributor price reductions. When we record the allowance, the net method reduces customer accounts receivables and gross sales. Generally, we calculate the stock rotation portion of the allowance based upon actual reported distributor inventory levels. The contracts we have with our distributors generally allow them to return to us a 5% percent of their inventory every 6 months, in exchange for inventory that better meets their demands. At times, our distributors reduce the selling price of a specific device in order to meet competition related to a specific end customer program, which we support through a credit back to the distributor for that specific program. When this occurs, we record an allowance for potential credit that our distributors will be requesting. This allowance is based on approved pricing changes, inventory affected and historical data. We believe that our processes to adequately predict our allowance for sales returns are effective in quantifying our exposures due to industry or specific customer conditions.

We record an allowance that directly relates to the warranty of our products for one year. The allowance for warranty return reduces our gross sales. This allowance is calculated by looking at annual revenues and historical rates of our products returned due to warranty issues. While we believe this process adequately predicts our allowance for warranty returns, changes in the manufacturing or design of our product could materially affect valuation of our warranties.

We assess the impairment of long-lived assets when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Factors that we consider in deciding when to perform an impairment review include significant under-performance of the business in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in our use of the assets. Recoverability of assets that will continue to be used in our operations is measured by comparing the carrying amount of the assets to our estimate of the related future net cash flows. If the asset's carrying amount is not recoverable through the related cash flows, the asset is considered to be impaired. The impairment is measured by the difference between the asset's carrying amount and its fair value, based on the best information available, including market prices or discounted cash flows.

Goodwill represents the excess of the purchase price over the fair value of identifiable net tangible and intangible assets acquired in the acquisition of the nvSRAM assets from ZMD. Goodwill is required to be tested for impairment. We performed goodwill impairment testing as of December 31, 2005, and determined that no impairment existed at that date. This assessment requires estimates of future revenue, operating results and cash flows, as well as estimates of critical valuation inputs such as discount rates, terminal values and similar data. We will continue to perform periodic and annual impairment analyses of goodwill. As a result of such impairment analyses, impairment charges may be recorded and may have a material adverse impact on our financial position and operating results. Additionally, we may make strategic business decisions in future periods which impact the fair value of goodwill, which could result in significant impairment charges. There can be no assurance that future goodwill impairments will not occur.

We have recorded a valuation allowance on deferred tax assets. Future operations may change our estimate in connection with potential utilization of these assets.

Accounting Pronouncements

In May 2005, the FASB issued SFAS No. 154, *Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3* ("Statement 154"). SFAS 154 requires retrospective application to prior periods' financial statements for changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The implementation of FAS 154 is not expected to have a material impact on the Company's condensed consolidated results of operations, financial position or cash flows.

In December 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment," which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123(R) is effective for public companies for annual periods beginning after June 15, 2005, supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows.

SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro-forma disclosure is no longer an alternative. The new standard will be effective for us beginning January 1, 2006. We have not yet completed our evaluation but expect the adoption to have an effect on the financial statements similar to the pro-forma effects reported in Note 1 to our Financial Statements included herewith.

In November 2004, the FASB issued SFAS 151, Inventory Costs, which revised ARB 43, relating to inventory costs. This revision is to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). This Statement requires that these items be recognized as a current period charge regardless of whether they meet the criterion specified in ARB 43. In addition, this Statement requires the allocation of fixed production overheads to the costs of conversion be based on normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not believe the adoption of SFAS 151 will have a material impact on our financial statements.

The FASB issued SFAS 153, Exchanges of Nonmonetary Assets, which changes the guidance in APB Opinion 29, Accounting for Nonmonetary Transactions. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective during fiscal years beginning after June 15, 2005. We do not believe the adoption of SFAS 153 will have a material impact on our financial statements.

Inflation

The impact of inflation on our business has not been material.

Off Balance-Sheet Arrangements

We are party to a lease agreement with Baja Properties, LLC as landlord pursuant to which we lease approximately 16,000 square feet of space in Colorado Springs, Colorado. The lease is scheduled to expire on February 28, 2013. Our monthly rental payment obligation is approximately $16,000.

Description of Property

We do not own any property. We do not have a policy:

1. limiting the percentage of assets which may be invested in any one investment or type of investment

2. regarding whether we acquire assets primarily for possible capital gain or primarily for income, or

3. with respect to investments in real estate, interests in real estate, real estate mortgages, or securities of or interests in persons primarily engaged in real estate activities.

Contractual Obligations

The following table summarizes our significant contractual obligations at December 31, 2005, which are expected to have an effect on our liquidity and cash flows in future periods:

	Payments Due by Period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
(in thousands)					
Operating lease obligations	$ 1,808	$ 376	$ 763	$ 669	$ -
Capital purchase obligations	13	13	-	-	-
Other purchase obligations and Commitments	-	$ 1,532	-	-	-
Long-term debt obligations	3,000	240	2,760	-	-
Total	$ 4,821	$2,161	$ 3,523	$ 669	$ -

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the risk of loss that may impact our financial position, results of operations or cash flows due to adverse changes in financial and commodity market prices and rates. We are exposed to market risk in the areas of changes in United States interest rates and changes in foreign currency exchange rates as measured against the United States dollar. These exposures are directly related to our normal operating activities. We currently have no derivative financial instruments.

Interest payable on our convertible debentures is fixed at 7.5% over the term of the debentures. As such, changes in interest rates will not affect future expenses or cash flows.

We manage interest income by investing our excess cash in cash equivalents bearing variable interest rates, which are tied to various market indices. We do not believe that near-term changes in interest rates will result in a material effect on future earnings, fair values or cash flows.

We do not speculate in the foreign exchange market and do not manage exposures that arise in the normal course of business related to fluctuations in foreign currency exchange rates by entering into offsetting positions through the use of foreign exchange forward contracts.

Average selling prices of our products have not increased significantly as a result of inflation during the past several years, primarily due to intense competition within the semiconductor industry. The effect of inflation on our costs of production has been minimized through improvements in production efficiencies. We anticipate that these factors will continue to minimize the effects of any foreseeable inflation and other price pressures within the industry and markets in which we participate.

Item 8. Financial Statements and Supplementary Data

SIMTEK CORPORATION

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Simtek Corporation
Colorado Springs, CO

We have audited the consolidated balance sheets of Simtek Corporation and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provided a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Simtek Corporation and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/Hein & Associates LLP

HEIN & ASSOCIATES LLP

Denver, Colorado
March 23, 2006

CONSOLIDATED BALANCE SHEETS

ASSETS

	December 31, 2005	December 31, 2004
CURRENT ASSETS:		
Cash and cash equivalents	$ 1,765,774	$ 2,146,791
Restricted investments	2,281,400	-
Accounts receivable - trade, net of allowance for doubtful accounts and return allowances of approximately $282,000 and $262,000	1,456,139	2,439,135
Inventory, net	2,067,666	1,869,842
Prepaid expenses and other current assets	98,779	85,221
Deposits	600,000	-
Assets from discontinued operations	-	554,996
Total current assets	8,269,758	7,095,985
EQUIPMENT AND FURNITURE, net	570,522	771,901
DEFERRED FINANCING COSTS AND DEBT ISSUANCE COSTS	111,187	74,684
GOODWILL	876,466	-
NON-COMPETITION AGREEMENT	8,910,416	-
OTHER ASSETS	20,000	33,250
TOTAL ASSETS	$18,758,349	$ 7,975,820

LIABILITIES AND SHAREHOLDERS' EQUITY

	December 31, 2005	December 31, 2004
CURRENT LIABILITIES:		
Accounts payable	$ 2,821,849	$ 2,054,337
Accrued expenses	1,419,703	357,033
Accrued vacation payable	145,020	159,690
Accrued wages	39,789	29,975
Obligation under capital leases	13,024	47,310
Liabilities of discontinued operations	-	325,524
Debentures, current	239,940	-
Total current liabilities	4,679,325	2,973,869
DEBENTURES, NET OF CURRENT	2,760,060	3,000,000
OBLIGATIONS UNDER CAPITAL LEASES, NET OF CURRENT PORTION	-	13,024
Total liabilities	7,439,385	5,986,893
Temporary equity, consisting of 68,750,000 shares of common stock, $0.01 par value, subject to cash penalties under registration rights agreements, less $1,900,000 in subscription receivable, net of financing costs of $641,074	8,458,926	-
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDERS' EQUITY:		
Preferred stock, $1.00 par value; 2,000,000 shares authorized, none issued	-	-
Common stock, $.01 par value; 300,000,000 shares authorized, 78,170,823 and 78,160,823 shares issued and outstanding at December 31, 2005 and 62,881,679 and 62,871,679 shares issued and outstanding at December 31, 2004	781,708	628,817
Additional paid-in capital	48,281,655	41,778,120
Treasury stock, at cost; 10,000 shares	(12,504)	(12,504)
Accumulated deficit	(46,190,821)	(40,405,506)
Total shareholders' equity	2,860,038	1,988,927
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$18,758,349	$ 7,975,820

See accompanying notes to these consolidated financial statements.

SIMTEK CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	FOR THE YEARS ENDED DECEMBER 31,		
	2005	2004	2003
NET SALES	$ 10,385,131	$ 13,092,441	$ 12,262,820
Cost of sales	7,590,866	9,139,617	8,527,810
GROSS MARGIN	2,794,265	3,952,824	3,735,010
OPERATING EXPENSES:			
Research and development costs	6,369,109	4,942,391	3,987,054
Sales and marketing	1,492,838	1,608,441	1,212,561
General and administrative	2,274,525	916,660	705,968
Total operating expenses	10,136,472	7,467,492	5,905,583
LOSS FROM OPERATIONS	(7,342,207)	(3,514,668)	(2,170,573)
OTHER INCOME (EXPENSE):			
Interest income	91,659	26,436	30,116
Interest expense	(238,208)	(241,254)	(254,144)
Other expense	(810)	(1,124)	5,871
Total other income (expense)	(147,359)	(215,942)	(218,157)
LOSS FROM CONTINUING OPERATIONS BEFORE PROVISION FOR INCOME TAXES	(7,489,566)	(3,730,610)	(2,388,730)
Provision for income taxes	-	-	-
LOSS FROM CONTINUING OPERATIONS	(7,489,566)	(3,730,610)	(2,388,730)
INCOME FROM DISCONTINUED OPEARTIONS (including gain on disposal of $1,687,403 in 2005)	1,704,251	60,256	116,089
NET LOSS	$ (5,785,315)	$ (3,670,354)	$ (2,272,641)
NET LOSS PER COMMON SHARE:			
Basic and diluted			
Loss from continuing operations	$ (.11)	$ (.06)	$ (.04)
Income from discontinued operations	$ .03	$ .00	$ .00
Total	$ (.08)	$ (.06)	$ (.04)
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:			
Basic and diluted	68,613,090	58,586,411	54,889,008

See accompanying notes to these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

	COMMON STOCK		ADDITIONAL PAID-IN	TREASURY	ACCUMULATED	TOTAL SHAREHOLDERS'
	SHARES	AMOUNT	CAPITAL	STOCK	DEFICIT	EQUITY
BALANCES, January 1, 2003	54,382,273	$ 543,823	$ 37,594,875	$ (12,504)	$ (34,462,511)	$ 3,663,683
Exercise of stock options	679,097	6,791	176,340	-	-	183,131
Equity financing November 7, 2003, net of $24,485 in costs	1,651,982	16,520	1,458,995	-	-	1,475,515
Net loss	-	-	-	-	(2,272,641)	(2,272,641)
BALANCES, December 31, 2003	56,713,352	567,134	39,230,210	(12,504)	(36,735,152)	3,049,688
Exercise of stock options	1,008,368	10,083	350,659	-	-	360,742
Equity financing October 12, 2004, net of $251,150 in costs	5,159,959	51,600	2,197,251	-	-	2,248,851
Net loss	-	-	-	-	(3,670,354)	(3,670,354)
BALANCES, December 31, 2004	62,881,679	628,817	41,778,120	(12,504)	(40,405,506)	1,988,927
Exercise of stock options	1,137,615	11,375	299,126	-	-	310,501
Equity financing May 5, 2005, net of $55,597	6,740,816	67,409	3,876,995	-	-	3,944,404
Issuance of stock related to Employment/separation agreements	1,150,000	11,500	445,950	-	-	457,450
Issuance of stock related to December 30, 2005 equity financing, net of $641,074	68,750,000	687,500	7,771,426	-	-	8,458,926
Shares reclassified to temporary Equity, net of $641,074	(68,750,000)	(687,500)	(7,771,426)	-	-	(8,458,926)
Asset purchase, December 30, 2005	6,260,713	62,607	1,819,299	-	-	1,881,906
Interest expense related to issuance of warrants	-	-	62,165	-	-	62,165
Net loss	-	-	-	-	(5,785,315)	(5,785,315)
BALANCES, December 31, 2005	78,170,823	$ 781,708	$ 48,281,655	$ (12,504)	$ (46,190,821)	$ 2,860,038

See accompanying notes to these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	FOR THE YEARS ENDED DECEMBER 31, 2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss	$ (5,785,315)	$ (3,670,354)	$ (2,272,641)
Income from discontinued operations	(16,848)	(60,256)	(116,089)
Adjustments to reconcile net loss to net cash used in operating Activities:			
Depreciation and amortization	433,181	442,245	469,538
Loss on disposal of assets	129,307	75,110	36,542
Issuance of common stock per separation and employment agreements	267,100	-	-
Expense related to issuance of warrants	9,065	-	-
Gain from discontinued operations	(1,687,403)	-	-
Net change in allowance accounts	22,650	122,691	(16,376)
Deferred financing fees	16,596	16,596	16,596
Changes in assets and liabilities:			
(Increase) decrease in:			
Accounts receivable	1,011,028	(1,060,206)	496,530
Inventory	491,611	(684,955)	411,358
Prepaid expenses and other	(622,004)	21,459	(8,236)
Increase (decrease) in:			
Accounts payable	767,512	1,053,165	11,950
Accrued expenses	1,005,426	81,973	(289)
Deferred revenue	-	-	(40,500)
Customer deposits	(47,464)	-	-
Net cash used in operating activities of continuing operations	(4,005,558)	(3,662,532)	(1,011,617)
Net cash provided by operating activities of discontinued operations	104,022	353,398	176,512
Net cash used in operating activities	(3,901,536)	(3,309,134)	(835,105)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of equipment and furniture, net	(342,360)	(434,886)	(490,220)
Release of restricted cash	-	300,000	-
Proceeds from discontinued operations, net	1,868,593	-	-
Purchase of certain assets from ZMD	(8,542,355)	-	-
Net cash used in investing activities of continuing operations	(7,016,122)	(134,886)	(490,220)
Net cash used in investing activities of discontinued operations	(35,944)	(175,989)	(11,024)
Net cash used in investing activities	(7,052,066)	(310,875)	(501,244)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Borrowings from line of credit and notes payable	-	-	250,000
Payments on notes payable and line of credit		(150,000)	(100,000)
Payments on capital lease obligation	(50,196)	(124,472)	(168,350)
Equity financing, net	3,944,404	2,248,851	1,475,515
Transfers to restricted investment	(3,200,000)	-	-
Payments from restricted investment	918,600	-	-
Proceeds from sale of common stock	190,350	-	-

See accompanying notes to these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Continued)

	FOR THE YEARS ENDED DECEMBER 31, 2005	2004	2003
Exercise of stock options	310,501	360,742	183,131
Equity financing, December 2005, net	8,458,926	-	-
Net cash provided by financing activities	10,572,585	2,335,121	1,640,296
NET CHANGE IN CASH AND CASH EQUIVALENTS	(381,017)	(1,284,888)	303,947
CASH AND CASH EQUIVALENTS, beginning of period	2,146,791	3,431,679	3,127,732
CASH AND CASH EQUIVALENTS, end of period	$ 1,765,774	$ 2,146,791	$ 3,431,679
Cash paid for interest	$ 242,180	$ 229,143	$ 253,219
Stock issued for purchase of certain assets from ZMD	$ 1,881,906	$ -	$ -
Purchase of equipment through payables and capital leases	$ -	$ -	$ 144,160
Warrants issued for debt issuance cost	$ 62,165	$ -	$ -

See accompanying notes to these consolidated financial statements.

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES:

Nature of Business Operations - Simtek Corporation (the "Company") designs, develops, markets and subcontracts the production of high performance nonvolatile semiconductor memories and programmed semiconductor logic products. The Company's operations have concentrated on the design and development of the 1-megabit, 256-kilobit, 64-kilobit, and 16-kilobit nonvolatile semiconductor memory product families and associated products and technologies as well as the development of sources of supply and distribution channels

Liquidity - During 2005, the Company incurred a loss from continuing operations of $7,490,000 and a net loss of $5,785,000 and has accumulated deficits of $46,191,000 as of December 31, 2005. The Company was also not in compliance with its debentures throughout 2005, but was successful in obtaining waivers from the debenture holders. Also during the fourth quarter of 2005, the Company raised equity capital of $11,000,000 of which $8,000,000 was paid as part of the acquisition of the nvSRAM assets discussed in Note 9 below. At December 31, 2005, the Company had working capital of $1,310,000, excluding $2,281,000 of restricted investments which are principally restricted to make payments under the Production and Development Agreement with Cypress Semiconductor Corporation.

The Company operates in a volatile industry, whereby its average selling prices and product costs are influenced by competitive factors. Furthermore, the Company continues to incur significant research and development costs for product development. These factors create pressures on sales, costs, earnings and cash flows, which will impact liquidity.

If the Company is unable to achieve profitable operations in 2006 it may result in increased liquidity pressure on the Company, whereby it might be required to enter into debt or equity arrangements that may not be as otherwise favorable to the Company.

Revenue Recognition - Product sales revenue is recognized when a valid purchase order has been received and the products are shipped to customers, including distributors. Customers receive a one-year product warranty and sales to distributors are subject to a limited product exchange program and product pricing protection in the event of changes in the Company's product price. The Company provides a reserve for possible product returns, price changes and warranty costs at the time the sale is recognized.

Fair Value of Financial instruments - The Company's short-term financial instruments consist of cash, accounts receivable, and accounts payable and accrued expenses. The carrying amounts of these financial instruments approximate fair value because of their short-term maturities. Financial instruments that potentially subject the Company to a concentration of credit risk principally of cash and accounts receivable.

The Company does not hold or issue financial instruments for trading purposes nor does it hold or issue interest rate or leveraged derivate financial instruments.

Cash and Cash Equivalents - The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. As of December 31, 2005, substantially all of the Company's cash and cash equivalents were held by three banks, of which approximately $1,670,820 was in excess of Federally insured amounts.

Receivables and Credit Policies - Trade receivables consist of uncollateralized customer obligations due under normal trade terms, typically requiring payment within 30 days of the invoice date. Management reviews trade receivables periodically and reduces the carrying amount by a valuation allowance that reflects management's best estimate of the amount that may not be collectible.

Inventory - The Company records inventory using the lower of cost (first-in, first-out) or market. Inventories consist of:

	December 31, 2005	December 31, 2004
Raw materials	$ 33,043	$ 68,955
Work in progress	1,095,728	1,765,044
Finished goods	1,055,419	204,423
	2,184,190	2,038,422
Less reserves for excess inventory	(116,524)	(168,580)
	$ 2,067,666	$ 1,869,842

Non-competition Agreement - The $8,910,416 for the non-competition agreement between the Company and ZMD, entered into as part of the December 30, 2005 acquisition discussed in Note 9 below. The value assigned to the non-competition agreement is being amortized on a straight line basis over its five year life.

Goodwill - Goodwill represents the excess of the total amount paid to ZMD for the nvSRAM assets acquired on December 30, 2005 and the fair value assigned to specific assets. This amount will not be amortized, but will be reviewed for impairment on a periodic basis. As of December 31, 2005, no impairment of value has been recorded.

Depreciation & Amortization - Equipment and furniture are recorded at cost. Depreciation is provided over the assets' estimated useful lives of three to seven years using the straight-line and accelerated methods. The cost and accumulated depreciation of furniture and equipment sold or otherwise disposed of are removed from the accounts and the resulting gain or loss is included in operations. Maintenance and repairs are charged to operations as incurred and betterments are capitalized. The Company has patents and trademarks valued at $125,000 which were capitalized and recorded as intangible assets. The Company amortized the patents and trademarks over a five year life. As of December 31, 2005, the patents and trademarks were completely amortized.

Research and Development Costs - Research and development costs are charged to operations in the period incurred. Total research and development costs for the years ending December 31, 2005, December 31, 2004 and December 31, 2003 were $6,369,000, $4,942,000 and $3,987,000, respectively.

Advertising - The Company incurs advertising expense in connection with the marketing of its product. Advertising costs are expensed as advertising takes place. Advertising expense was $66,000, $83,000 and $40,000 in 2005, 2004 and 2003, respectively.

Loss Per Share - Basic Earnings Per Share ("EPS") is calculated by dividing the income or loss available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. As the Company incurred losses in 2005, 2004 and 2003, all common stock equivalents would be considered anti-dilutive. For purposes of calculating diluted EPS, 18,004,452, 9,707,062 and 6,544,081 options and warrants for 2005, 2004 and 2003, respectively, were excluded from diluted EPS as they had an anti-dilutive effect.

Accounting Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. The actual results could differ from those estimates. The Company's financial statements are based upon a number of significant estimates, including the allowance for doubtful accounts, technological obsolescence of inventories, the estimated useful lives selected for property and equipment, sales returns, warranty reserve, the valuation allowance on the deferred tax assets and possible impairment of goodwill.

Concentration of Credit Risk - Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of accounts receivable. The Company has no significant off-balance sheet concentrations of credit risk. Accounts receivable are typically unsecured and are derived from transactions with and from customers located worldwide.

Impairment of Long-Lived Assets - In the event that facts and circumstances indicate that the cost of assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value is required.

Stock-Based Compensation - As permitted under the SFAS No. 123, *Accounting for Stock-Based Compensation*, the Company accounts for its stock-based compensation in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees.* As such, compensation expense is recorded on the date of grant if the current market price of the underlying stock exceeds the exercise price. Certain pro forma net loss and EPS disclosures for employee stock option grants are included below as if the fair value method as defined in SFAS No. 123 had been applied. Transactions in equity instruments with non-employees for goods or services are accounted for by the fair value method. Had compensation cost been determined based on the fair value at the grant dates for awards under those plans consistent with the fair value method, the Company's net loss and EPS would have been increased to the pro forma amounts indicated below.

	December 31,		
	2005	2004	2003
Net loss as reported	$(5,785,000)	$(3,670,000)	$ (2,273,000)
Add: Stock based compensation included in reported			
Net loss	-	-	-
Deduct: Fair value of stock based compensation	(1,294,000)	(831,000)	(520,000)
Pro forma net loss	$(7,079,000)	$(4,501,000)	$ (2,793,000)

Net loss as reported – basic and

diluted	$ (.08)	$ (.06)	$ (.04)
Pro forma net loss – basic and diluted	$ (.10)	$ (.08)	$ (.05)

The fair value of each option granted in 2005, 2004 and 2003 was estimated on the date of grant using the Black-Scholes option-pricing model with the following:

	December 31,		
	2005	2004	2003
Expected volatility	84.30%	108.26%	122.2%
Risk-free interest rate	3.80%	2.40%	2.0%
Expected dividends	-	-	-
Expected terms (in years)	4.0	4.0	4.0

Income Taxes - The Company accounts for income taxes under the liability method, whereby current and deferred tax assets and liabilities are determined based on tax rates and laws enacted as of the balance sheet date. Deferred tax expense represents the change in the deferred tax asset/liability balance. Valuation allowances are recorded for deferred tax assets that are not expected to be realized.

Recently Issued Accounting Pronouncements - In May 2005, the FASB issued SFAS No. 154, *Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3* ("Statement 154"). SFAS 154 requires retrospective application to prior periods' financial statements for changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The implementation of FAS 154 is not expected to have a material impact on the Company's condensed consolidated results of operations, financial position or cash flows.

In December 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment," which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123(R) is effective for public companies for annual periods beginning after June 15, 2006, supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows.

SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Proforma disclosure is no longer an alternative. The new standard will be effective for the company, beginning January 1, 2006. The company has not yet completed their evaluation but expects the adoption to have an effect on the financial statements similar to the proforma effects reported above.

In November 2004, the FASB issued SFAS 151, Inventory Costs, which revised ARB 43, relating to inventory costs. This revision is to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). This Statement requires that these items be recognized as a current period charge regardless of whether they meet the criterion specified in ARB 43. In addition, this Statement requires the allocation of fixed production overheads to the costs of conversion be based on normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not believe the adoption of SFAS 151 will have a material impact on the Company's financial statements.

The FASB issued SFAS 153, Exchanges of Nonmonetary Assets, which changes the guidance in APB Opinion 29, Accounting for Nonmonetary Transactions. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective during fiscal years beginning after June 15, 2005. The Company does not believe the adoption of SFAS 153 will have a material impact on the Company's financial statements.

2. EQUIPMENT AND FURNITURE:

Equipment and furniture at December 31, 2005 and 2004 consisted of the following:

	December 31, 2005	December 31, 2004
Leased equipment under capital leases	$ 148,000	$ 148,000
Research and development equipment	1,937,000	1,707,000
Computer equipment and software	1,672,000	1,705,000
Office furniture	33,000	33,000
Other equipment	205,000	205,000
	3,995,000	3,798,000
Less accumulated depreciation and amortization	(3,425,000)	(3,026,000)
	$ 570,000	$ 772,000

The cost of equipment and furniture acquired for research and development activities that has alternative future use is capitalized and depreciated over its estimated useful life.

Depreciation and amortization expense of $433,000, $442,000 and $470,000 was charged to operations for the years ended December 31, 2005, 2004 and 2003, respectively. Included in the amortization expense for 2005, 2004, and 2003 was $91,000, $142,000 and $144,000, respectively of amortization of software and research and development equipment under capital leases. At December 31, 2005, December 31, 2004 and December 31, 2003, accumulated amortization for software under capital leases was $0, $368,000 and $296,000, respectively.

3. CONVERTIBLE DEBENTURES:

On July 1, 2002, the Company received funding of $3,000,000 in a financing transaction with Renaissance Capital Growth and Income Fund III, Inc., Renaissance US Growth & Investment Trust PLC and BFSUS Special Opportunities Trust PLC. RENN Capital Group, Inc. is the agent for the RENN investment funds. One of the Company's directors holds the position of Senior Vice President of RENN Capital Group. The $3,000,000 funding consists of convertible debentures with a 7-year term at a 7.5% per annum interest rate. Each fund equally invested $1,000,000. The holder of the debenture shall have the right, at any time, to convert all, or in multiples of $100,000, any part of the Debenture into fully paid and nonassessable shares of Simtek Corporation common stock. The debentures were originally convertible into Simtek common stock at $0.312 per share, which was in excess of the market price per share on July 1, 2002. Through December 31, 2005, the Company was not in compliance with two of the covenants set forth in the loan agreement. These covenants relate to the interest coverage ratio and debt to equity ratio. On March 21, 2006, the Company received a waiver for the two covenants through January 1, 2007. However, significant variances in future actual operations from the Company's current estimates could result in the reclassification of this note to current liabilities. The Convertible Debentures allows for an adjustment in the conversion price, if the Company issues Common Stock in connection with an equity financing, where the sale price is less than the conversion price of $0.312. This occurred in December 2005 in connection with the common stock sale of $11,000,000 at a price of $0.16 per share. Pursuant to the terms of the 2002 convertible debentures, the Company agreed with the RENN Capital Group that the conversion price would be reduced to $0.22 per share. Based on the conversion rate of $0.22 per share, each RENN investment fund is entitled to 4,545,455 shares upon conversion. On June 28, 2005, the Company negotiated an extension of the commencement date of principal payments, see Note 5 Shareholders' Equity for additional information.

4. COMMITMENTS:

Offices Leases - The Company leases office space under a lease, which expires on February 28, 2013. Monthly lease payments are approximately $16,000.

The Company leases furniture, equipment, and its office under operating leases, which expire over the next nine years.

Future minimum lease payments under the noncancellable equipment, furniture and office leases described above are as follows:

Years Ending December 31,		
2006	$	375,000
2007		335,000
2008		217,000
2009		212,000
2010 & After		669,000
	$	1,808,000

Office rent and equipment lease expense totaled $732,000, $625,000 and $540,000 for the years ended December 31, 2005, 2004 and 2003, respectively.

In addition, the Company leases research and development equipment under a capital lease, which will expire in 2006. At December 31, 2005, future minimum lease payments under the lease described above is as follows:

Years Ending December 31,		
2006	$	14,000
Less interest and taxes		(1,000)
Present value of net minimum lease payments	$	13,000

Employment Agreements - Mr. Blomquist is employed as President and Chief Executive Officer pursuant to an employment agreement with the Company. Under the terms of the employment agreement, Mr. Blomquist receives an annual salary of $325,000 and such additional benefits that are generally provided other employees. Mr. Blomquist will be eligible to receive a yearly cash bonus, based on performance, of up to 100% of his salary. In addition, Mr. Blomquist will receive a yearly bonus of options to purchase between 100,000 and 400,000 shares of the Company's common stock; the exact amount will be based on performance. Upon beginning employment, Mr. Blomquist received options to purchase 2.5 million shares of the Company's common stock and a $50,000 bonus. Within four months of beginning employment, Mr. Blomquist was required to purchase 200,000 shares of common stock from the Company. For each share of common stock Mr. Blomquist purchased from the Company within six months of beginning employment, including the 200,000 shares he is required to purchase, the Company granted him an additional share. Mr. Blomquist purchased a total of 475,000 shares and the Company granted him 475,000 matching shares. Upon termination, Mr. Blomquist will be restricted from competing against the Company for a period of 18 months. If Mr. Blomquist is terminated by the Company without cause, all of Mr. Blomquist's unvested stock options will immediately vest and he will continue to receive his base salary, benefits, and cash and stock bonuses for 18 months. If Mr. Blomquist terminates employment due to good cause or as a result of constructive termination relating to a change of control of the Company, all of Mr. Blomquist's unvested stock options will immediately vest and he will continue to receive his base salary, benefits and cash and stock bonuses for 18 months. Mr. Blomquist's employment agreement expires May 9, 2006 but is, automatically renewed for successive one-year terms unless the Company or Mr. Blomquist elects not to renew.

5. SHAREHOLDERS' EQUITY:

On December 30, 2005, the Company closed the sale of 68,750,000 shares of its common stock for an aggregate purchase price of $11,000,000, pursuant to the terms of the Securities Purchase Agreement dated as of December 30, 2005, among Simtek and Crestview Capital Master LLC, as lead investor, Renaissance Capital Growth & Income Fund III, Inc., Renaissance US Growth Investment Trust PLC, BFSUS Special Opportunities Trust PLC, SF Capital Partners Ltd., Straus Partners, LP, Straus GEPT Partners, LP and various other individual and institutional investors. The Company used the majority of the proceeds of this offering to fund the ZMD Asset Acquisition. We also executed a registration rights agreement with the Purchasers, pursuant to which we have agreed to register under the Securities Act the resale by the Purchasers of the shares issued to them. The registration rights agreements contain cash penalties equal to 2% per month beginning in May 2006 in the event the Company fails to maintain an effective registration statement with the Securities and Exchange Commission. Because of the potential impact of these penalties is onerous, the shares sold in this transaction have been classified in the accompanying balance sheet as Temporary Equity. At December 31, 2005 there was an outstanding subscription in the amount of $1,900,000 related to the transaction. This amount plus $641,000 of transaction related costs have been deducted from the total amount of the transaction. The $1,900,000 was received by the Company on January 3, 2006.

On December 30, 2005, the Company issued 6,260,713 shares of its common stock to ZMD, valued at $2 million, based on the volume weighted average price of the common stock for the 60 trading days prior to the execution date of the Asset Purchase Agreement on December 7, 2005. For accounting and financial reporting purposes, the shares issued to ZMD have been valued at $0.30 per share, pursuant to Emerging Issues Task Force 99-12 "Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination", resulting in an accounting value of $1,882,000. 4,695,534 shares were delivered to ZMD on December 30, 2005 and 1,565,179 shares were placed in an Escrow account to protect Simtek against potential losses as defined in the Asset Purchase Agreement. The shares will be held in escrow until June 30, 2006. The Company also executed a registration rights agreement with ZMD, pursuant to which it has agreed to register under the Securities Act the resale by ZMD of the shares issued to them.

On May 5, 2005, the Company closed a Share Purchase Agreement for a $4 million private placement of 6,740,816 shares of our common stock with Cypress and a Development and Production Agreement with Cypress to jointly develop a 0.13-micron Silicon-Oxide-Nitride-Oxide-Silicon (SONOS) nonvolatile memory process. The Company and Cypress entered into an Escrow Agreement with Cypress pursuant to which the Company deposited $3 million into an escrow account in order to support and make certain payments for the 0.13-micron process and product developments. Cypress also received a warrant to purchase 5,055,612 shares of our common stock at $0.7772 per share with a term of 10 years. We have granted to Cypress certain registration rights with respect to the shares issued under the Share Purchase Agreement and the shares issuable upon exercise of the warrant.

On June 28, 2005, the Company received a waiver from the debenture holders extending until July 1, 2006 the commencement date for principal payments of the $3 million aggregate principal amount 7.5% convertible debentures issued by the Company in 2002. The original terms of the debentures required the Company to make monthly principal payments of $10 per $1,000 of the then remaining principal amount, beginning on June 28, 2005. The Company will still be required to make interest payments. Under the terms of the waiver, monthly principal payments of $13.33 per $1,000 of the then remaining outstanding principal amount will commence on July 1, 2006. The final maturity date remains as June 28, 2009. As consideration for the extension, the Company has issued to the debenture holders warrants to purchase 200,000 shares of Simtek common stock at $0.50 per share, a premium to the market price on the date of the waiver. The Company estimated the value of the warrants at the time of grant, using the Black Scholes option-pricing model, to be approximately $62,000. The Company recognized $9,000 as additional interest expense for the period ending December 31, 2005.

On October 12, 2004, the Company closed a $2,500,000 equity financing with three separate investment funds, SF Capital Partners, Ltd., Bluegrass Growth Fund LP and Bluegrass Growth Fund LTD. In exchange for the $2,500,000, the Company issued 4,127,967 shares of its common stock to SF Capital Partners, Ltd, 515,996 shares of its common stock to Bluegrass Growth Fund LP and 515,996 shares of its common stock to Bluegrass Growth Fund LTD. The purchase price was based on a 15% discount to the closing price of the Company's common stock as reported on the Over-the-Counter Bulletin Board on October 11, 2004, resulting in a price of $0.4845 per share. In addition to the shares of common stock, SF Capital Partners Ltd., Bluegrass Growth Fund LP, and Bluegrass Growth Fund LTD received warrants to acquire 2,063,984, 257,998, and 257,998 shares of the Company's common stock, respectively. The warrants have a 5-year term with an exercise price of $0.627 per share. Merriman Curhan Ford & Co., the placement agent for the $2,500,000 equity financing received a cash payment of $187,500 and warrants to acquire

386,997 shares of the Company's common stock. The terms of the $2,500,000 equity financing allows for participation rights in any future equity financings that we may do. In conjunction with the December 2005 $11,000,000 PIPE transaction, Bluegrass Growth Fund LP, Bluegrass Growth Fund LTD and SF Capital Partners Ltd., agreed to waive certain participation rights held by them in connection with the $11,000,000 common stock transaction in exchange for the Company agreeing to reprice the 2,579,980 warrants that they received in October 2004 from an exercise price of $0.627 to an exercise price of $0.265 per share.

On November 7, 2003, the Company closed a $1,500,000 equity financing with the RENN investment funds. One of the Company's directors holds the position of Senior Vice President of RENN Capital Group. In exchange for the $1,500,000, the Company issued 550,661 shares of our common stock to each of the three RENN investment funds, Renaissance Capital Growth and Income Fund III, Inc., Renaissance US Growth & Investment Trust PLC and BFSUS Special Opportunities Trust PLC. The purchase price was based on the average closing price of the Company's common stock as reported on the Over-the-Counter Bulletin Board over the five trading days before closing, which average closing price was $0.908 per share. In addition to the shares of common stock, each fund received warrants to acquire 250,000 shares of the Company's common stock. The warrants have a 5-year term with 125,000 shares being exercisable at $1.25 per share and 125,000 shares being exercisable at $1.50 per share.

Warrants - A summary of the warrants outstanding as of January 31, 2006, is as follows:

Warrant Holder	Description	Issue Date	# of Warrants Outstanding	Expiration Date	Per Warrant Exercise Price	Extended Value of Warrants
BFSUS Special Opportunities Trust Plc.	Warrants	11/7/2003	125,000	11/7/2008	$ 1.25	$ 156,250
BFSUS Special Opportunities Trust Plc.	Warrants	11/7/2003	125,000	11/7/2008	$ 1.50	$ 187,500
Renaissance US Growth & Investment Trust Plc.	Warrants	11/7/2003	125,000	11/7/2008	$ 1.25	$ 156,250
Renaissance US Growth & Investment Trust Plc.	Warrants	11/7/2003	125,000	11/7/2008	$ 1.50	$ 187,500
Renaissance Capital Growth & Income Fund III	Warrants	11/7/2003	125,000	11/7/2008	$ 1.25	$ 156,250
Renaissance Capital Growth & Income Fund III	Warrants	11/7/2003	125,000	11/7/2008	$ 1.50	$ 187,500
SF Capital Partners Ltd.	Warrants	10/12/2004	2,063,984	10/12/2009	$ 0.265	$ 546,956
Bluegrass Growth Fund Ltd	Warrants	10/12/2004	257,998	10/12/2009	$ 0.265	$ 68,369
Bluegrass Growth Fund Lp	Warrants	10/12/2004	257,998	10/12/2009	$ 0.265	$ 68,369
Merriman Curhan Ford & Co.	Warrants	10/12/2004	386,997	10/12/2009	$ 0.627	$ 242,647
Cypress Semiconductor	Warrants	5/5/2005	5,055,612	5/5/2015	$ 0.7772	$ 3,929,222

BFSUS Special Opportunities Trust Plc.	Warrants	6/28/2005	66,667	6/28/2010	$ 0.50	$ 33,334
Renaissance US Growth & Investment Trust Plc.	Warrants	6/28/2005	66,667	6/28/2010	$ 0.50	$ 33,334
Renaissance Capital Growth & Income Fund III	Warrants	6/28/2005	66,666	6/28/2010	$ 0.50	$ 33,333
C. E. Unterberg Towbin	Warrants	12/30/05	1,062,500	12/30/2010	$ 0.28	$ 297,500
Total Warrants			10,035,089			$ 6,284,314

Stock Option Plans - The Company has approved two stock option plans that authorize 600,000 incentive stock options and 9,900,000 non-qualified stock options that may be granted to directors, employees, and consultants. On September 26, 2001, the Incentive Stock Option Plan terminated. All options outstanding at the time of the plan termination may be exercised in accordance with their terms. The Non-Qualified Stock Option Plan which was adopted in 1994 remains in effect. The plans permitted the issuance of incentive and non-statutory options and provide for a minimum exercise price equal to 100% of the fair market value of the Company's common stock on the date of grant. The maximum term of options granted under the plans are 10 years and options granted to employees expire three months after the termination of employment. In 2004, the Non-Qualified Stock Option Plan was extended for 10 more years. None of the options may be exercised during the first six months of the option term.

Following is a summary of activity under these stock option plans for the years ended December 31, 2005, 2004 and 2003:

	Weighted Average Exercise Price Per Share	Number of Shares
Outstanding at December 31, 2002	$ 0.47	5,539,386
Granted	$ 0.21	1,224,500
Expired	$ (0.13)	(45,000)
Exercised	$ (0.27)	(679,097)
Cancelled	$ (0.39)	(245,708)
Outstanding at December 31, 2003	$ 0.45	5,794,081
Granted	$ 0.78	1,439,334
Expired	-	-
Exercised	$ (0.36)	(1,001,231)
Cancelled	$ (1.15)	(242,099)
Outstanding at December 31, 2004	$ 0.64	5,990,085
Granted	$ 0.56	4,800,500

Expired	-	-
Exercised	$ (0.28)	(1,086,146)
Cancelled	$ (0.74)	(1,735,076)
Outstanding at December 31, 2005	$ 0.62	7,969,363

All options granted during 2005, 2004 and 2003, were at the current market price at the date of grant and the weighted average fair value was $0.56, $0.78 and $0.21, respectively. At December 31, 2005, options for 4,953,551 shares were exercisable and the remaining options of 3,015,812 will become exercisable as follows: 1,309,145 in 2006; 1,123,334 in 2007 and 583,333 in 2008.

In May 2005, the Company accelerated vesting of certain unvested and out-of-the-money stock options previously awarded to employees and officers. Because the price of the Company's common stock was $0.57 on the day of acceleration, the options, which are exercisable at $0.62 and above, had no economic value on the date of acceleration. As a result of the acceleration, options to purchase approximately 1.7 million shares of Simtek common stock are now exercisable. Options held by non-employee directors were excluded from the vesting acceleration.

The following information summarizes stock options outstanding at December 31, 2005:

Outstanding				Exercisable	
	Weighted Average				
Exercise Price	Number Outstanding	Remaining Contractual Life in Months	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.14-$0.30	1,130,188	29	$ 0.20	1,098,265	$ 0.20
$0.35-$0.54	3,232,716	60	$ 0.46	1,131,817	$ 0.44
$0.60-$0.797	2,274,125	50	$ 0.65	1,391,135	$ 0.64
$0.83-$0.90	155,000	62	$ 0.87	155,000	$ 0.87
$1.125-$1.50	952,334	40	$ 1.25	952,334	$ 1.25
$1.50-$1.90	225,000	62	$ 1.78	225,000	$ 1.78
	7,969,363			4,953,551	

Other - Preferred Stock may be issued in such series and preferences as determined by the Board of Directors.

6. SIGNIFICANT CONCENTRATION OF CREDIT RISK, MAJOR CUSTOMERS, AND OTHER RISKS AND UNCERTAINTIES:

Sales by location for the years ended December 31, 2005, 2004 and 2003 were as follows (as a percentage of sales):

	2005	2004	2003
United States	26%	29%	37%
Europe	18%	11%	12%
Far East	46%	48%	46%
Other	10%	12%	5%
Total	100%	100%	100%

Sales from the Company's military products accounted for approximately 15%, 21% and 14% of total sales for the years ended December 31, 2005, 2004 and 2003, respectively.

Sales to unaffiliated customers which represent 10% or more of the Company's sales for the years ended December 31, 2005, 2004 and 2003 were as follows (as a percentage of sales) :

Customer	2005	2004	2003
A	11%	12%	20%
B	11%	10%	10%
C	12%	12%	6%
D	17%	15%	7%

At December 31, 2005, the Company had gross trade receivables totaling $759,000 due from the above four customers.

In 2005, 2004 and 2003, the Company purchased all of its memory wafers, based on 0.8 micron technology from a single supplier Chartered Semiconductor Manufacturing. Approximately 86%, 97% and 94% of the Company's net revenue for 2005, 2004 and 2003, respectively, were from finished units produced from these wafers. The Company had an agreement with Chartered Semiconductor Manufacturing to provide wafers, which expired in September 1998. This agreement has not been formally extended or terminated, however, this supplier still provides wafers to the Company. The Company has maintained a good relationship with Chartered for the pricing and delivery of the Company's wafers. Due to not having a formal contract with Chartered Semiconductor Manufacturing and the volatility of the semiconductor market, the Company may not have control over the pricing and availability of the wafers the Company requires in order to build the Company's products. If the Company is unable to obtain the products and pricing it needs, the Company's business could suffer.

In 2005 and 2004, the Company purchased all of its memory wafers, based on 0.25 micron technology from a single supplier, DongbuAnam. Approximately 13% and 3% of the Company's net revenue for 2005 and 2004, respectively, were from finished units produced from these wafers.

In addition, the Company purchased all of its logic wafers from two suppliers located in Singapore and Taiwan. Approximately 7% of its net revenue for 2003 were from finished units produced from these wafers. In February 2003, the Company received notification from United Microelectronics that it will be unable to supply us with logic wafers after August 2003. The

Company supported customers with 0.5 micron logic wafers manufactured at United Microelectronics through December 2003 by offering opportunities to purchase their life-time requirements for these products with deliveries scheduled by the end of the year. Subsequent to December 31, 2003, the Company is no longer supporting sales of logic products to the market.

7. TAXES:

Deferred taxes result from temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. The components of deferred taxes are as follows:

	Deferred Tax Assets (Liability) 2005	2004
Current:		
Allowance for doubtful accounts	$ 3,000	$ 5,000
Reserves	231,000	203,000
Accrued expenses	104,000	102,000
Net current deferred tax before valuation allowance	338,000	310,000
Valuation allowance	(338,000)	(310,000)
Total current deferred tax	$ -	$ -
Non-Current:		
Net operating losses	$ 15,369,000	$ 13,303,000
Property and equipment	41,000	5,000
Tax credit	11,000	-
Intangibles	956,000	1,054,000
Net non-current deferred tax asset before valuation allowance	16,377,000	14,362,000
Valuation allowance	(16,377,000)	(14,362,000)
Total non-current deferred tax asset	$ -	$ -

The net current and non-current deferred tax assets have a 100% valuation allowance resulting from the inability to predict sufficient future taxable income to utilize the assets. The valuation allowance for 2005 increased by $2,043,000 and increased by $1,496,000 in 2004.

At December 31, 2005, the Company has approximately $41,000,000 available in net operating loss carryforwards which begins to expire from 2006 to 2025. As a result of certain non-qualified stock options which have been exercised, approximately $4,432,000 of the net operating loss carryforward will be charged to "paid-in capital," when, and if, the losses are utilized. Also, a substantial portion of the net operating loss may be subject to Internal Revenue Code Section 382 limitations.

Total income tax expense for 2005 and 2004 differed from the amounts computed by applying the U.S. Federal statutory tax rates to the pre-tax loss as follows:

	2005	2004	2003
Statutory rate	(34.0)%	(34.0)%	(34.0)%
State income taxes, net of Federal income tax benefit	(3.3)%	(3.3)%	(3.3)%
Increase (reduction) in valuation allowance related to net operating loss carryforwards and change in temporary differences	37.3%	37.3%	37.3%
	-	-	-

8. DISCONTINUED OPERATION:

On August 30, 2005, the Company, along with the Company's wholly-owned subsidiary, Q-DOT, Inc. ("Q-DOT"), entered into an Asset Purchase Agreement with Hittite Microwave Corporation ("Hittite") and a wholly-owned subsidiary of Hittite, HMC Acquisition Corporation ("HMC Acquisition"), whereby substantially all of the assets of Q-DOT were sold to HMC Acquisition in exchange for a cash payment of approximately $2.2 million. The Company realized a net gain of approximately $1,687,000. In addition, Hittite assumed certain future obligations of Q-DOT, including obligations related to Q-DOT's real estate lease and certain software license agreements. Incident to the Asset Purchase Agreement, the parties also entered an Escrow Agreement, whereby $200,000 of the purchase price was placed in escrow for one year to secure certain indemnification obligations of Simtek and Q-DOT. In addition, the parties entered into a Confidentiality, Non-Disclosure and Restrictive Covenant Agreement, whereby, among other things, Simtek and Q-DOT agreed not to compete against Hittite and HMC Acquisition for a period of four years with respect to certain businesses relating to Q-DOT's operations.

In accordance with SFAS No. 144, the consolidated financial statements of the Company have been recast to present this business as a discontinued operation. Accordingly, the revenues, the costs and expenses and assets and liabilities of the discontinued operation have been excluded from the respective captions in the accompanying Consolidated Statements of Operations and Consolidated Balance Sheets and have been reported in the various statements under the caption, "Assets from discontinued operations", Liabilities of discontinued operations", and "Income from discontinued operations" for all periods presented. In addition, certain of the Notes to the Consolidated Financial Statements have been recast for all periods to reflect the discontinuance of this operation.

Summary results for the discontinued operation are as follows (in thousands):

Description	Years Ended December 31,		
	2005	2004	2003
Operating Results:			
Revenue	$ 1,398	$ 1,810	$ 2,241
Costs and expenses	1,381	1,750	2,125
Income from discontinued Operation	$ 17	$ 60	$ 116

Amounts included in the December 31, 2005 and December 31, 2004 Consolidated Balance Sheets for the discontinued operations are as follows (in thousands):

	December 31, 2005	December 31, 2004
Assets from discontinued operations	$ -	$ 555
Liabilities of discontinued operations	$ -	$ 326

9. **ACQUISITION OF CERTAIN ASSETS FROM ZMD (UNAUDTIED):**

On December 30, 2005, the Company purchased from Zentrum Mikroelektronik Dresden AG ("ZMD") certain assets related to ZMD's nvSRAM product line (the "ZMD Asset Acquisition"). On that same date and in connection with the ZMD Asset Acquisition, which is described in more detail below, Simtek and ZMD entered into a number of agreements including a License Agreement (the "New License Agreement"). Pursuant to the New License Agreement, ZMD assigned its rights in certain patents devoted to nvSRAM to Simtek and Simtek licensed to ZMD the right to use Simtek's silicon-oxide-nitride-oxide-silicon (SONOS)-based nvSRAM technology for embedded functions in ZMD's non-competing products. The licenses granted pursuant to the New License Agreement are perpetual, non-exclusive, royalty-free and unlimited. No fees or payments are due to either party under the New License Agreement. The New License Agreement shall remain in effect on a country-by-country basis until all patents, trade secrets, and any other proprietary and legal rights subject thereto have expired or ended, unless terminated earlier by either party following a breach by the other party that remains uncured after 30 days' written notice. In addition, Simtek and ZMD executed a Non-Competition and Non-Solicitation Agreement (the "NC Agreement") whereby, for a period of five years from the closing, ZMD is prohibited from competing with certain of Simtek's products and from hiring employees of Simtek in certain situations.

In 1994, the Company licensed certain intellectual property to ZMD, which permitted ZMD to produce nvSRAM products that directly competed with the products sold by the Company. During the past several years, the two companies have competed for market share with key customers, resulting in significant reductions in average unit selling prices. The Company believed that acquiring the assets from ZMD would result in more price stability in the marketplace and provide additional revenue to Simtek.

The transaction with ZMD was completed on December 30, 2005. As such, the assets acquired are included in the accompanying Consolidated Balance Sheet as of December 31, 2005. However, there are no results of operations related to the assets acquired included in the Consolidated Statement of Operations for the Year Ended December 31, 2005 as there were no operating activities until January 2006.

The purchase price consisted of $8 million of cash paid to ZMD, and 6,260,713 shares of Simtek common stock issued to ZMD, valued at $2 million, per the terms of the agreement based on the volume weighted average price of the common stock for the 60 trading days prior to the execution date of the Asset Purchase Agreement on December 7, 2005. For accounting and financial reporting purposes, the shares issued to ZMD have been valued at $0.30 per share, pursuant to Emerging Issues Task Force 99-12 "Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination", resulting in an accounting value of $1,882,000. The total purchase price including transaction related costs, amounted to $10,425,000 . The transaction related costs include $272,000 investment banking costs, $240,000 legal fees, and $31,000 other.

Finished goods inventory	$ 638
Non-competition agreement	8,910
Goodwill	877
Total	$ 10,425

The value assigned to the Non-Competition agreement was based on an independent valuation performed by a third party and will be amortized over the five year term of the agreement. No value was assigned to the New License Agreement, because in management's opinion, the intellectual property subject to that license is derived from the Company's base technology and does not significantly enhance or change such technology. While we believe the purchase accounting associated with this transaction to essentially be complete, there is always the possibility that it may be subject to modification in the future. Any such modification is not expected to be significant.

The following table sets forth certain information related to pro forma results of operations, as if the transaction were completed at the beginning of each period presented (in thousands):

	2005	2004	2003
Revenue	$ 18,136	$ 20,338	$ 18,986
Loss from continuing operations	(9,664)	(5,627)	(3,732)
Earnings per share	$ (0.07)	$ (.04)	$ (0.03)

10. SUBSEQUENT EVENT (UNAUDITED)

On March 24, 2006, the Company entered into a License and Development Agreement with Cypress pursuant to which, among other things, Cypress agreed to license certain intellectual property from the Company to develop and manufacture standard, custom and embedded nvSRAM products, Cypress and the Company agreed to co-develop certain nvSRAM products and Cypress has agreed to pay to the Company $4,000,000 in prepaid royalties. Under the License and Development Agreement, the Company has issued (or will issue upon certain payments by Cypress at June 30, 2006 and December 31, 2006) three separate warrants to Cypress granting Cypress the right to purchase a total of 20 million shares of the Company's common stock, at an exercise price per share of $0.75 with a term of 10 years each.

Supplementary Financial Data (UNAUDITED)

Following is unaudited quarterly selected financial data for the past eight quarters:

	Quarters Ended			
	3/31/05	6/30/05	9/30/05	12/31/05
Revenue	$ 2,976	$ 2,204	$ 2,412	$ 2,794
Gross margin	968	529	605	692
Loss from continuing Operations	(986)	(2,936)	(1,718)	(1,849)

Income (loss) from discontinued operations	(26)	(36)	1,768	(2)
Net Loss	(1,012)	(2,972)	50	(1,851)
Net Loss per Common Share: Basic and diluted:				
Loss from continuing Operations	$ (.02)	$ (.05)	$ (.02)	$ (.03)
Income (loss) from Discontinued operations	$ .00	$ .00	$ .00	$ .00
Total	$ (.02)	$ (.05)	$ (.02)	$ (.03)

	Quarters Ended			
	3/31/04	6/30/04	9/30/04	12/31/04
Revenue	$ 2,936	$ 3,686	$ 2,446	$ 4,025
Gross margin	822	1,308	496	1,327
Loss from continuing Operations	(1,067)	(845)	(1,513)	(306)
Income (loss) from discontinued operations	30	(86)	101	15
Net Loss	(1,037)	(930)	(1,412)	(291)
Net Loss per Common Share: Basic and diluted:				
Loss from continuing Operations	$ (.02)	$ (.01)	$ (.03)	$ (.01)
Income (loss) from Discontinued operations	$ .00	$ (.01)	$ .01	$ .00
Total	$ (.02)	$ (.02)	$ (.02)	$ (.01)

Item 9: Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None in 2005.

Item 9A: Controls and Procedures

(a) Evaluation of disclosure controls and procedures.

Harold Blomquist and Brian Alleman, serve as the Company's chief executive officer and chief financial officer, respectively, after evaluating the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this annual report (the "Evaluation Date") concluded that as of the Evaluation Date, the Company's disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported as specified in the SEC's rules and forms and to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is accumulated and communicated to our management to allow timely decisions regarding required disclosure.

(b) Changes in internal control over financial reporting.

There were no changes in the Company's internal control over financial reporting during the three months ended December 31, 2005, that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Item 9B: Other Information

None in 2005.

PART III

Item 10: Directors and Executive Officers of the Registrant

Portions of our proxy statement to be filed pursuant to Regulation 14A with respect to our 2006 annual meeting of shareholders are incorporated by reference in this section.

Item 11: Executive Compensation

Portions of our proxy statement to be filed pursuant to Regulation 14A with respect to our 2006 annual meeting of shareholders are incorporated by reference in this section.

Item 12: Security Ownership of Certain Beneficial Owners and Management

Portions of our proxy statement to be filed pursuant to Regulation 14A with respect to our 2006 annual meeting of shareholders are incorporated by reference in this section.

Item 13: Certain Relationships and Related Transactions

Portions of our proxy statement to be filed pursuant to Regulation 14A with respect to our 2006 annual meeting of shareholders are incorporated by reference in this section.

Item 14. Principal Accounting Fees and Services

Portions of our proxy statement to be filed pursuant to Regulation 14A with respect to our 2006 annual meeting of shareholders are incorporated by reference in this section.

PART IV

Item 15: Exhibits

3.1	Amended and Restated Articles of Incorporation.(19)
3.2	Bylaws.(2)
4.1	1987-I Employee Restricted Stock Plan.(1)
4.2	Form of Restricted Stock Agreement between the Company and Participating Employees.(1)
4.3	Form of Common Stock Certificate.(3)
4.4	Simtek Corporation 1991 Stock Option Plan.(4)
4.5	Form of Incentive Stock Option Agreement between the Company and Eligible Employees.(4)
4.6	1994 Non-Qualified Stock Option Plan.(5)
4.7	Amendment to the 1994 Non-Qualified Stock Option Plan.(6)
4.8	Q-DOT Group, Inc. Incentive Stock Option Plan of March 1994 adopted by Simtek (9)
4.9	Form of Q-DOT Group, Inc. Incentive Stock Option Agreement between the Company and Eligible Employees.(9)
4.10	Amendment to the 1994 Non-Qualified Stock Option Plan.(9)
4.11	Amendment to the 1994 Non-Qualified Stock Option Plan (17)
10.1	Form of Non-Competition and Non-Solicitation Agreement between the Company and certain of its employees.(1)
10.2	Form of Employee Invention and Patent Agreement between the Company and certain of its employees.(1)
10.3	Manufacturing Agreement between Chartered Semiconductor Manufacturing, PTE, LTD. and Simtek Corporation dated September 16, 1992(6)
10.4	Separation Agreement, dated May 9, 2005, between Simtek Corporation and Douglas M. Mitchell(8)
10.5	Technology Development, License and Product Agreement between Amkor Technology and Simtek (10)
10.6	Manufacturing Services Agreement between Amkor Technology, Inc. and Simtek Corp (10)
10.7	Convertible Loan Agreement between Simtek Corporation as borrower and Renaissance Capital Growth & Income Fund III, Inc. and Renaissance US Growth and Income Trust, PLC and BFSUS Special Opportunities Trust, PLC as lenders (11)
10.8	7.5% $1,000,000 Convertible Debenture between Simtek Corporation and BSFSUS Special Opportunities Trust, PLC (11)
10.9	7.5% $1,000,000 Convertible Debenture between Simtek Corporation and Renaissance Capital Growth & Income Fund III, Inc. (11)
10.10	7.5% $1,000,000 Convertible Debenture between Simtek Corporation and Renaissance Capital US Growth & Income Trust, PLC (11)
10.11	Borrowers Security Agreement between Simtek Corporation as borrower and Renaissance Capital Growth & Income Fund III, Inc. and Renaissance US Growth and Income Trust, PLC and BFSUS Special Opportunities Trust, PLC as lenders (11)
10.12	Pledge Agreement between Simtek Corporation as borrower and Renaissance Capital Growth & Income Fund III, Inc. and Renaissance US Growth and Income Trust, PLC and BFSUS Special Opportunities Trust, PLC as lenders (11)
10.13	Technology Development, License and Product Agreement between Amkor Technology and Simtek – Amended September 2002 (12)
10.14	Assignment, dated February 21, 2003, of the Agreement(s) between Simtek Corporation and Amkor Technology, Inc.(13)
10.15	Securities Purchase Agreement between Simtek Corporation and Renaissance Capital Growth & Income Fund III, Inc. and Renaissance US Growth Investment Trust, PLC and BFSUS Special Opportunities Trust, PLC(14)
10.16	Form of $1.25 Stock Purchase Warrant(14)
10.17	Form of $1.50 Stock Purchase Warrant(14)
10.18	Amendment dated January 27, 2004 between Simtek Corporation and Baja Properties, LLC (Landlord) (together with amendment dated June 7, 2000 and underlying lease dated July 26, 2000) (15)

10.19	Securities Purchase Agreement, dated October 12, 2004, by and among the Company, SF Capital Partners Ltd., Bluegrass Growth Fund LP and Bluegrass Growth Fund LTD (16)
10.20	Form of Warrant (attached as Exhibit A to Securities Purchase Agreement, dated October 12, 2004, by and among the Company, SF Capital Partners Ltd., Bluegrass Growth Fund LP and Bluegrass Growth Fund LTD) (16)
10.21	Form of Registration Rights Agreement (attached as Exhibit B to Securities Purchase Agreement, dated October 12, 2004, by and among the Company, SF Capital Partners Ltd., Bluegrass Growth Fund LP and Bluegrass Growth Fund LTD) (16)
10.22	Share Purchase Agreement, dated May 4, 2005, by and between the Company and Cypress Semiconductor Corporation (20)
10.23	Development and Production Agreement, dated May 4, 2005, by and between the Company and Cypress Semiconductor Corporation (20)
10.24	Escrow Agreement, dated May 4, 2005, by and among the Company, Cypress Semiconductor Corporation and U.S. Bank, National Association (20)
10.25	Stock Purchase Warrant, dated May 4, 2005, from the Company to Cypress Semiconductor Corporation (20)
10.26	Employment agreement by and between the Company and Harold Blomquist (8)
10.27	Waiver letter agreement, dated June 28, 2005, by and between the Company, Q-DOT, Inc., Renaissance Capital Growth & Income Fund III, Inc., Renaissance US Growth Investment Trust PLC and BFS US Special Opportunities Trust PLC (21)
10.28	Asset Purchase Agreement, dated August 30, 2005, by and among Hittite Microwave Corporation, HMC Acquisition Corporation, the Company and Q-DOT, Inc. (22)
10.29	Escrow Agreement, dated August 30, 2005, by and among the Company, Q-DOT, Inc., Hittite Microwave Corporation, HMC Acquisition Corporation, and U.S. Bank, National Association (22)
10.30	Confidentiality, Non-Disclosure and Restrictive Covenant Agreement, dated August 30, 2005, by and among Hittite Microwave Corporation, HMC Acquisition Corporation, the Company and Q-DOT, Inc. (22)
10.31	Asset Purchase Agreement, dated December 7, 2005, by and between the Company and Zentrum Mikroelektronik Dresden AG (23)
10.32	Form of License Agreement, dated December 30, 2005, by and between the Company and Zentrum Mikroelektronik Dresden AG (23)
10.33	Form of Non-Competition and Non-Solicitation Agreement, dated December 30, 2005, by and between the Company and Zentrum Mikroelektronik Dresden AG (23)
10.34	Form of Registration Rights Agreement, dated December 30, 2005, by and between the Company and Zentrum Mikroelektronik Dresden AG (23)
10.35	Form of Securities Purchase Agreement, dated December 30, 2005, by and among the Company various purchasers (24)
10.36	Form of Registration Rights Agreement, dated December 30, 2005, by and among the Company and various purchasers (24)
10.37	License and Development Agreement, dated March 24, 2006, by and between the Company and Cypress Semiconductor Corporation (25)
10.38	Amended and Restated Registration Rights Agreement, by and between the Company and Cypress Semiconductor Corporation (25)
14.1	Code of Business Conduct and Ethics (26)
23.1	Consent of Independent Registered Public Accounting Firm
31.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of Principal Executive Officer
31.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of Principal Financial Officer
32.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of Principal Executive Officer
32.2	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of Principal Financial Officer

(1) Incorporated by reference to the Company's Form S-1 Registration Statement (Reg. No. 33-37874) filed with the Commission on November 19, 1990.

(2) Incorporated by reference to the Company's Amendment No. 1 to Form S-1 Registration Statement (Reg. No. 33-37874) filed with the Commission on February 4, 1991.

(3) Incorporated by reference to the Company's Amendment No. 2 to Form S-1 Registration Statement (Reg. No. 33-37874) filed with the Commission on March 4, 1991.

(4) Incorporated by reference to the Company's Form S-1 Registration Statement (Reg. No. 33-46225) filed with the Commission on March 6, 1992.

(5) Incorporated by reference to the Company's Annual Report on Form 10-K filed with the Commission on March 25, 1995

(6) Incorporated by reference to the Company's Annual Report on Form 10-K filed with the Commission on March 27, 1996

(7) Incorporated by reference to the Company's Annual Report on Form 10-K filed with the Commission on March 24, 1998

(8) Incorporated by reference to the Form 8-K filed with the Commission on May 12, 2005

(9) Incorporated by reference to the Company's Form S-8 Registration Statement (Reg. No. 333-73794) filed with the Commission on November 20, 2001

(10) Incorporated by reference to the Company's Annual Report on Form 10-KSB filed with the Commission on March 27, 2002

(11) Incorporated by reference to the Company's Quarterly Report on Form 10-QSB filed with the Commission on August 13, 2002

(12) Incorporated be reference to the Company's Quarterly Report on Form 10-QSB filed with the Commission on November 8, 2002

(13) Incorporated by reference to the Company's Annual Report on Form 10-KSB filed with the Commission on March 27, 2003

(14) Incorporated by reference from the Current Report on Form 8-K filed by the Company with the SEC on November 12, 2003

(15) Incorporated by reference to the Company's Annual Report on Form 10-KSB filed with the Commission on March 4, 2004

(16) Incorporated by reference from the Current Report on Form 8-K filed by the Company with the Commission on October 12, 2004

(17) Incorporated by reference to the Company's Form S-8 Registration Statement (Reg. No. 333-1210005) filed with the Commission on December 7, 2004

(18) Incorporated by reference to the Company's Annual Report on Form 10-KSB filed with the Commission on March 17, 2005 as amended by the Company's Amended Annual Report on Form 10-KSB filed with the Commission on May 11, 2005

(19) Incorporated by reference to the Company's Form S-2 Registration Statement (Reg. No. 333-123639) filed with the Commission on March 29, 2005

(20) Incorporated by reference to the Company's Current Report on Form 8-K filed by the Company with the SEC on May 10, 2005

(21) Incorporated by reference to the Company's Current Report on Form 8-K filed by the Company with the SEC on July 5, 2005

(22) Incorporated by reference to the Company's Current Report on Form 8-K filed by the Company with the SEC on September 6, 2005

(23) Incorporated by reference to the Company's Current Report on Form 8-K filed by the Company with the SEC on December 13, 2005

(24) Incorporated by reference to the Company's Current Report on Form 8-K filed by the Company with the SEC on January 3, 2006

(25) Incorporated by reference to the Company's Current Report on Form 8-K filed by the Company with the SEC on March 30, 2006

(26) Incorporated by reference to the Company's Annual Report on Form 10-KSB filed by the Company on March 4, 2004

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Colorado Springs, State of Colorado, United States of America, on April 6,2006.

SIMTEK CORPORATION

By: /s/Harold Blomqusit
Harold Blomquist
Chief Executive Officer and President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed on April 6, 2006 by the following persons on behalf of the Registrant and in the capacities indicated.

SIGNATURE	TITLE
/s/ Harold Blomquist Harold Blomquist	Chief Executive Officer and President
/s/Brian Alleman Brian Alleman	Chief Financial Officer
/s/Harold Blomquist Harold Blomquist	Chairman of the Board
/s/Robert Keeley Robert H. Keeley	Director
/s/Alfred Stein Alfred Stein	Director

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K/A

[X] Annual report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2005

[ ] Transition report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934.

Commission file number 0-19027

SIMTEK CORPORATION

(Exact name of registrant as specified in its charter)

Colorado	84-1057605
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4250 Buckingham Drive, Suite 100,
Colorado Springs, Colorado 80907
(Address of principal executive offices) (Zip Code)

(719)531-9444
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12 (b) of the Exchange Act:
None

Securities registered pursuant to Section 12 (g) of the Exchange Act:

Common Stock $.01 Par Value OTC Bulletin Board
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in rule 405 of Securities Act.
Yes ___ No _X_
Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes____ No _X_

Indicate by check mark whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes _X_
No ____
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer   Accelerated Filer   Non-accelerated filer X

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.)
Yes ___ No X
Aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant as of June 30, 2005, based upon the closing price of the common stock as reported by the OTC Electronic Bulletin Board on such date was approximately $20,229,000. The total number of shares of Common Stock issued and outstanding as of March 31, 2006 was 146,920,823.

EXPLANATORY NOTE

This Form 10-K/A amends Items 10, 11, 12, 13 and 14 and includes exhibits under Item 15 of the Annual Report on Form 10-K for the year ended December 31, 2005 filed by Simtek Corporation on April 7, 2006. The original Form 10-K incorporated by reference these items from the registrant's proxy statement to be filed pursuant to Regulation 14A with respect to the registrant's 2006 annual meeting of shareholders. As the registrant will not be filing the proxy statement for its 2006 annual meeting of shareholders pursuant to Regulation 14A within 120 days after the registrant's fiscal year ended December 31, 2005, Items 10, 11, 12, 13 and 14 of Form 10-K are being filed via this Form 10-K/A, as well as Exhibits 21.1, 31.1, 31.2, 32.1 and 32.2 under Item 15. Except as set forth in this Explanatory Note, this Form 10-K/A does not amend or update any other information set forth in the Form 10-K originally filed by Simtek Corporation on April 7, 2006.

TABLE OF CONTENTS

PART III

Item 10: Directors and Executive Officers of the Registrant

Directors and Executive Officers

Our directors and executive officers are as follows:

Name	Age	Position
Harold Blomquist	53	Chairman of the Board, Chief Executive Officer and President
Brian Alleman	49	Vice President and Chief Financial Officer, Corporate Secretary
Alfred Stein	72	Director
Robert H. Keeley	64	Director
Ronald Sartore	56	Director
Robert Pearson	70	Director

Harold A. Blomquist was originally appointed as a director in May 1998, resigned from the Board in July 2001 to avoid a potential conflict of interest with his employer and was re-appointed in January 2002. Mr. Blomquist's current term of office as a director expires at the 2008 annual meeting. In October 2003, Mr. Blomquist was elected to the position of Chairman of the Board of Directors. Mr. Blomquist has served as Chief Executive Officer and President of the Company since May 2005. He served as a Director on the Board of Microsemi, Inc. from February 2003 to February 2006, and as a consultant to venture investors and early stage technology companies in the semiconductor and electronic components areas. In the past, he was employed as President and Chief Executive Officer of Morpho Technologies, Inc., and Chief Executive Officer of Tower Semiconductor, USA, Inc. Mr. Blomquist served as a member of the Board of Directors of AMIS Holding Co. and Sr. Vice President of AMI Semiconductors. Prior to joining AMI in April 1990, Mr. Blomquist held positions in engineering, sales, and marketing for several semiconductor firms, including Texas Instruments, Inmos Corporation, and General Semiconductor. Mr. Blomquist was granted a BSEE degree from the University of Utah and also attended the University of Houston, where he pursued a joint Juris Doctor/MBA course of study.

Robert C. Pearson has served as a director since July 2002. Mr. Pearson's current term of office as a director expires at the 2008 annual meeting. He joined RENN Capital Group in April 1997 and is Senior Vice President-Investments. From May 1994 to May 1997, Mr.

Pearson was an independent financial management consultant primarily engaged by RENN Capital Group. From May 1990 to May 1994, he served as Chief Financial Officer and Executive Vice President of Thomas Group, Inc., a management consulting firm, where he was instrumental in moving a small privately held company from a start-up to a public company with over $40 million in revenues. Prior to 1990, Mr. Pearson spent 25 years at Texas Instruments Incorporated where he served in several positions including Vice President-Controller and later as Vice President-Finance. Mr. Pearson holds a BS in Business from the University of Maryland and was a W.A. Paton Scholar with an MBA from the University of Michigan. He is currently a Director of Poore Brothers, Inc., CaminoSoft, Inc., and Advanced Power Technology, Inc., all publicly held. He is also a Director of eOriginal, Inc., a privately held company.

Ronald Sartore has served as a director since March 2004, which term expires in 2006. Mr. Sartore has over 30 years experience in the computer and semiconductor fields and is currently the Vice President of the System Architecture Group for Cypress Semiconductor Corporation's Consumer and Computation Division. Mr. Sartore joined Cypress Semiconductor Corporation, or "Cypress," after Cypress's May 1999 accretive acquisition of Anchor Chips, where he was its CEO, and President. Mr. Sartore founded Anchor Chips in 1995 and secured $9.5 million in funding from its majority owner: South Korea's LG Semicon. Prior to that, Mr. Sartore worked as a systems architect for San Diego based AMCC. Previous to AMCC, Mr. Sartore was a technical consultant for Array Microsystems, and an employee of Maximum Storage, both in Colorado Springs. In 1985, Mr. Sartore co-founded Cheetah International, a manufacturer of personal computers and peripherals until its acquisition by Northgate Computers in 1990. Cheetah's products, designed by Sartore, have received acclaim for their high performance and were the subject of articles in numerous trade magazines. Prior to Cheetah, Mr. Sartore has held technical design positions in the following companies: Inmos, in Colorado Springs, Colorado; Synercom Technology, in Sugarland, Texas; Texas Instruments, in Stafford, Texas; NCR, in Millsboro, Delaware; and Sperry Univac, in Blue Bell, Pennsylvania. Mr. Sartore currently holds 13 US patents and obtained a BS degree in Electrical Engineering from Purdue University.

Alfred J. Stein has served as a director since March 2004, which term expires in 2006. He is currently a Consultant and Advisor to startup companies in the high technology industry. He previously served at VLSI Technology, Inc. as Chairman of the Board and Chief Executive Officer from 1982 until its acquisition by Philips Electronics in 1999. During his tenure, VLSI grew from a venture capital funded start-up to a publicly traded company with revenues in excess of $600 million and over 2,200 employees in more than 25 locations around the world. For more that 45 years, Mr. Stein has played a significant role in the high tech industry, including senior management assignments at both Texas Instruments and Motorola. Mr. Stein was with Texas Instruments for 18 years from 1958 through 1976; his last position was Vice President and General Manager for the Electronics Devices Division. Mr. Stein was with Motorola for five years where he was Vice President and Assistant General Manager of Motorola's Semiconductor Sector. He joined VLSI Technology from Arrow Electronics where he had been that company's Chief Executive Officer. Mr. Stein is on the Board of Directors of two publicly traded companies, Advanced Power Technology and ESS Technology, as well as several private startup companies. He also has served on the board of directors at Applied Materials, Radio Shack Corporation and was Chairman of the Board for the Semiconductor

Industry Association (SIA). He served on the Board of Trustees for St. Mary's University of Texas.

Robert H. Keeley has served as a director since May 1993. Mr. Keeley's current term of office as a director expires at the 2007 annual meeting. He is currently Professor (Emeritus) at the University of Colorado at Colorado Springs where he served as the El Pomar Professor of Business Finance from 1992 until 2004. From 1986 to 1992, Dr. Keeley was a professor in the Department of Industrial Engineering and Engineering Management at Stanford University. Prior to joining Stanford, he was a general partner of Hill and Carmen (formerly Hill, Keeley and Kirby), a venture capital firm. Dr. Keeley holds a Bachelor's degree in electrical engineering from Stanford University, an M.B.A. from Harvard University, where he was a Baker Scholar, and a Ph.D. in business administration from Stanford University. Dr. Keeley is a director and president of a private company in the wind energy business, and a director of two other private companies.

Brian Alleman has served as Vice President and Chief Financial Officer at the Company since June of 2005. Mr. Alleman is a partner in the Denver office of Tatum LLC, a national firm of experienced executives serving as full-time, part-time, interim, project, or on-staff professionals to provide executive solutions to companies undertaking significant change. Mr. Alleman has over 25 years of experience in financial management, with 10 years of experience in leading international accounting firms. For nine years prior to joining Tatum, Mr. Alleman served as Vice President and Chief Financial Officer with Centuri Corporation in Penrose, Colorado. Mr. Alleman will remain a partner in Tatum, which will allow Simtek access to a variety of professional resources provided by Tatum to its clients. Mr. Alleman holds a Bachelors Degree in Accounting from Seton Hall University and became a Certified Public Accountant in the State of New Jersey in 1980.

Audit Committee

The Board has established an Audit Committee as one of the three standing committees of the Board. The Audit Committee consists of Robert Keeley as the chairperson, and Alfred Stein. The Audit Committee assists the Board in its oversight of the integrity of the Company's accounting, auditing, and reporting practices. Our Board has determined that Dr. Keeley has the requisite education, background or experience to be considered an "audit committee financial expert" as that term is defined by applicable SEC rules. All members of the Audit Committee are "independent" under current Nasdaq Stock Market, Inc. listing standards.

Section 16(A) Beneficial Ownership Reporting Compliance

To our knowledge, based solely upon a review of reports furnished to us and written representations that no other reports were required, during the fiscal year ended December 31, 2005, all filing requirements applicable to officers, directors and greater than 10% beneficial owners of our common shares under Section 16(a) of the Securities Exchange Act of 1934, as amended, were complied with except as noted below. Mr. Blomquist filed one amendment to

Form 4 on October 25, 2005 (which amended a Form 4 previously filed on July 1, 2005, with respect to a transaction occurring on May 9, 2005 and May 17, 2005).

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that applies to our Chief Executive Officer, the Chief Financial Officer, and the Controller, as well as to our directors and employees. The Code of Business Conduct and Ethics can be found at our Internet website at www.simtek.com. In the event that we make changes in, or provide waivers of, the provisions of the Code of Business Conduct and Ethics that the SEC requires us to disclose, we intend to disclose these events on our website. A copy of our Code of Business Conduct and Ethics is available for any person, without charge, upon request, by addressing your request to: Simtek Corporation, 4250 Buckingham Dr. #100, Colorado Springs, CO 80907, Attention: Investor Relations.

Item 11: Executive Compensation

The following table sets forth information for each of our last three fiscal years with respect to the annual and long-term compensation of the individuals acting as the Chief Executive Officer during the fiscal year ended December 31, 2005. There were no other executive officers of the Company who served during any part of 2005 whose annual salary and bonus for the fiscal year ended December 31, 2005 exceeded $100,000.

Summary Compensation Table

	Annual Compensation				Long Term Compensation Awards
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Underlying Options
Harold A. Blomquist(1)	2005	$ 209,375	50,000	150,490	2,535,000
Chief Executive Officer,	2004	$ --	--	--	--
President and Chairman of the Board	2003	$ --	--	--	--
Douglas M. Mitchell(2)	2005	$ 174,922	--	118,027	--
Chief Executive Officer, Chief	2004	$ 175,000	--	--	--
Financial Officer (acting) and President	2003	$ 175,000	--	--	200,000

(1) Mr. Blomquist became Chief Executive Officer and President on May 9, 2005.

(2) Mr. Mitchell resigned as Chief Executive Officer, Chief Financial Officer (acting) and President on May 9, 2005.

Option Grant Table

The following table sets forth certain information with respect to options granted by us during the fiscal year ended December 31, 2005 to the individuals named in the summary compensation table above.

Name	Shares Subject to Options Granted in Fiscal Year	Shares subject to Options Granted to Employees in Fiscal Year % of Total	Exercise Price Per Share	Market Price per Share on Date of Grant	Expiration Date	Potential Realizable Value at Assumed Annual Rate of Stock Price Appreciation for Option Term 5%	10%
Harold A. Blomquist(1)	35,000	2.29%	$0.62	$0.62	2/15/2012	$8,834	$20,587
Harold A. Blomquist	1,096,125	71.86%	$0.66	$0.66	5/9/2012	$294,514	$686,337
Harold A. Blomquist	1,403,875	92.03%	$0.54	$0.54	5/17/2012	$308,620	$719,210

(1) Mr. Blomquist became Chief Executive Officer and President on May 9, 2005.

Year-End Option Table

The following table sets forth, as of December 31, 2005, the number of shares subject to unexercised options held by the individuals named in the summary compensation table above. 2,030,556 exercisable options had an exercise price less than the last sale price of our common stock underlying the options as reported by the OTC Electronic Bulletin Board on the last trading day of the fiscal year ended December 31, 2005.

	Shares		Number of Unexercised Options at Fiscal Year-End		Value of Unexercised in-the-money Options at Fiscal Year-End	
Name	Acquired on Exercise (#)	Value Realized ($)	Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Harold A. Blomquist(1)	0	$ 0	622,361	2,013,889	$ 0	$ 0
Douglas M. Mitchell(2)	250,000	$ 9,866	553,333	16,667	$ 32,700	$ 2,500

(1) Mr. Blomquist became Chief Executive Officer and President on May 9, 2005.

(2) Mr. Mitchell resigned as Chief Executive Officer, Chief Financial Officer (acting) and President on May 9, 2005.

Director Compensation Overview

Beginning March 2004, each director who was not an employee received $1,500 for each meeting of the Board, attended in person, and $500 for each meeting of a committee of the Board. Beginning January 1, 2005, each director of the Board also received a $10,000 annual stipend; the stipend is paid quarterly. Until the Company has two consecutive quarters of net profit, the stipend is paid in restricted common stock. The cost per common share is calculated based on the average closing price of the Company's common stock during the 20 trading days prior to last day of each quarter. Commencing the first quarter after the Company has shown two consecutive quarters of audited net profit, the stipend will be paid in cash. Upon initial appointment or election to the Board, each newly appointed or elected member receives options to purchase 100,000 shares of the Company's common stock. Each member of the Board receives, within the first month of each calendar year, while serving as a member of the Board, a grant of options to purchase 35,000 shares of the Company's common stock. Along with the above compensation, the Chairman of the Board receives $4,000 per calendar quarter, as long as the Chairman is not an employee. Directors are also reimbursed for their reasonable out-of-pocket expenses incurred in connection with their duties to us.

Employment Contracts and Termination of Employment Arrangements

The material terms of Harold Blomquist's employment with the Company are as set forth below, as previously disclosed in Item 5.02(c) of the Current Report on Form 8-K filed on May 12, 2005. Mr. Blomquist will be employed for one year with automatic extensions for additional one-year periods unless otherwise terminated. Mr. Blomquist's base salary will be $325,000 per year and he will be eligible to receive a yearly cash bonus, based on performance, of up to 100% of his salary. In addition, Mr. Blomquist will receive a yearly bonus of options to purchase between 100,000 and 400,000 shares of the Company's common stock; the exact amount will be based on performance. Upon beginning employment, Mr. Blomquist received options to purchase 2.5 million shares of the Company's common stock and a $50,000 bonus. Within four months of beginning employment, Mr. Blomquist was required to purchase 200,000 shares of common stock from the Company, which Mr. Blomquist did on May 19, 2005. The agreement provided that for each share of common stock Mr. Blomquist purchased from the Company within six months of beginning employment, including the 200,000 shares he was required to purchase, the Company would grant him an additional share, up to a maximum of 500,000 matching shares. In addition to the 200,000 shares he purchased on May 19, 2005, Mr. Blomquist purchased 275,000 shares on November 9, 2005; in each case, the purchase price was determined by calculating the average close price for the five trading days prior to the purchase date. We issued an additional 475,000 shares of our common stock to Mr. Blomquist for no additional consideration to match these previous stock purchases. Upon termination, Mr. Blomquist will be restricted from competing against the Company for a period of 18 months. If Mr. Blomquist is terminated by the Company without cause, all of Mr. Blomquist's unvested stock options will immediately vest and he will continue to receive his base salary, benefits, and cash and stock bonuses for 18 months. If Mr. Blomquist terminates employment due to good cause or as a result of constructive termination relating to a change of control of the Company, all of Mr. Blomquist's unvested stock options will immediately vest and he will continue to receive his base salary, benefits and cash and stock bonuses for 18 months.

Incident to Douglas Mitchell's resignation as director, Chief Executive Officer, President and Chief Financial Officer (acting) of Simtek, and as Chairman of the Board of Simtek's subsidiary, Q-DOT, Inc., Simtek entered into a Separation Agreement, dated May 9, 2005 (the

"Separation Agreement") with Mr. Mitchell. The Separation Agreement provides that for six months following the date of the Separation Agreement, Mr. Mitchell would receive a base salary (prorated from an annualized base salary of $225,000), and for an additional 12 months following the six months mentioned above, he will receive $1,875 per month in exchange for providing consulting services to Simtek. Mr. Mitchell's stock options will continue to vest and his vested stock options will remain exercisable during the period that he continues to receive his base salary and during the period that he provides consulting services to Simtek. Per the terms of the Separation Agreement, the Company granted to Mr. Mitchell 150,000 shares of common stock on June 15, 2005 and 50,000 shares of common stock on November 25, 2005. The Separation Agreement also contains a mutual release.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee, during fiscal year 2005, consisted of Ronald Sartore, Robert Pearson, Douglas Mitchell (until May 2005) and Harold Blomquist (beginning May 2005). Mr. Mitchell was our Chief Executive Officer, President and Chief Financial Officer (acting), as well as the Chairman of our subsidiary, Q-DOT, Inc., until he resigned from such positions on May 9, 2005. Mr. Blomquist has been the Chairman of our Board of Directors since October 2003, and has been our Chief Executive Officer and President since May 9, 2005. On June 28, 2005, we issued to Renaissance Capital Growth and Income Fund III, Inc., Renaissance US Growth Investment Trust PLC and BFSUS Special Opportunities Trust PLC, which are managed by RENN Capital Group, warrants to purchase 200,000 shares of our common stock at $0.50 per share with an exercise period of 5 years. These warrants were issued in exchange for an agreement to delay making principal redemption installments under the 7.50% Convertible Debentures issued by Simtek in 2002 in the aggregate principal amount of $3,000,000. In connection with the sale of $11,000,000 of our common stock on December 30, 2005, instead of lowering the conversion price of the Convertible Debentures, as required by the terms of the Convertible Debentures, from $0.312 per share to $0.16 per share as a result of the December 30, 2005 offering at $0.16 per share, we agreed with the RENN Capital Group that the conversion price would only be lowered to $0.22 per share as a result of the December 30, 2005 offering. As a result, instead of just 9,615,384 shares issuable upon conversion of the Convertible Debentures (which would be the case were the conversion price still $0.312 per share), there are currently a total of 13,636,364 shares of common stock that are issuable upon conversion of the debentures as a result of the reduction of the conversion price to $0.22 per share. Also on December 30, 2005, we issued a total of 9,375,000 shares of common stock to Renaissance Capital Growth and Income Fund III, Inc., Renaissance US Growth Investment Trust PLC and BFSUS Special Opportunities Trust PLC in exchange for a total of $1,500,000. RENN Capital Group is the agent for these three investment funds. One of our directors, Mr. Robert Pearson, holds the position of Senior Vice President of RENN Capital Group.

Item 12: Security Ownership of Certain Beneficial Owners and Management

Securities Authorized For Issuance Under Equity Compensation Plans

The information concerting securities authorized for issuance under equity compensation plans is included in Item 5 "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities" of this Form 10-K under the caption "Equity Compensation Plan Information".

Security Ownership of Certain Beneficial Owners and Management

The table below sets forth information regarding ownership of our common stock as of April 25, 2006 by each person who is known by us to beneficially own more than five percent of our common stock, by each director, by each current or former executive officer named in the summary compensation table, and by all directors and current executive officers as a group. Shares issuable within sixty days after April 25, 2006 upon the exercise of options, warrants or debentures are deemed outstanding for the purpose of computing the percentage ownership of persons beneficially owning such options, warrants or debentures but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Percentage of beneficial ownership of common stock prior to and after the offering is based on 146,920,823 shares of common stock outstanding as of March 31, 2006.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class
Robert H. Keeley P. O. Box 240 Hillside, CO 81232	180,007	(1)	*
Harold A. Blomquist 3935 Serenity Place Colorado Springs, CO 80908	1,993,534	(2)	1.35%
Robert Pearson 8080 N. Central Expressway, Suite 210-LB59 Dallas, TX 75203	110,007	(3)	*
Ronald Sartore 14445 Cypress Point Poway, CA 92064	257,924	(4)	*
Alfred Stein 410 Old Oak Court Los Altos, CA 94022	198,924	(5)	*
Brian Alleman 12861 Serenity Park Colorado Springs, CO 80907	27,778	(6)	*
Douglas Mitchell 1775 Sunshine Circle Woodland Park, CO 80863	839,386	(7)	*

Renaissance Capital Growth & Income Fund III, Inc. c/o RENN Capital Group 8080 N. Central Expressway, Suite 210-LB59 Dallas, TX 75203	9,537,782	(8)	6.28%
Renaissance US Growth Investment Trust PLC c/o RENN Capital Group 8080 N. Central Expressway, Suite 210-LB59 Dallas, TX 75203	9,537,783	(9)	6.28%
BFSUS Special Opportunities Trust PLC. c/o RENN Capital Group 8080 N. Central Expressway, Suite 210-LB59 Dallas, TX 75203	8,537,783	(10)	5.62%
SF Capital Partners, Ltd 3600 South Lake Drive St. Francis, WI 53235	10,107,367		6.88%
Cypress Semiconductor Corporation 3901 N. First Street San Jose, CA 95134	21,796,428	(11)	13.46%
Crestview Capital Master LLC 95 Revere Drive, Suite A Northbrook, IL 60062	24,687,500		16.80%
Big Bend XXVII Investments, L.P. 3401 Armstrong Avenue Dallas, TX 75205-4100	14,375,000		9.78%
Toibb Investment LLC 6355 Topanga Canyon Blvd., Suite 335 Los Angeles, CA 91367	11,875,000		8.08%
All current executive officers and directors as a group (6 persons)	2,768,174	(12)	1.86%

* Less than one percent.

(1) Includes 10,000 shares of our common stock held by Mr. Keeley's wife, Sandra D. Keeley. Mr. Keeley disclaims beneficial ownership of these shares. Includes 121,250 shares issuable upon exercise of options. Includes 33,757 shares of restricted common stock that are due, but have not been issued to Mr. Keeley as part of his directors' compensation for the period January 1, 2005 through March 31, 2006.

(2) Includes 800 shares of our common stock that Mr. Blomquist's son personally owns and includes 1,039,028 shares issuable upon exercise of options. Includes 3,706 shares of restricted common stock that are due, but have not been issued to Mr. Blomquist as part of his directors' compensation for the period January 1, 2005 through March 31, 2005, the end of the last quarter before the date he became our chief executive officer.

(3) Includes 76,250 shares issuable upon exercise of options. Includes 33,757 shares of restricted common stock that are due, but have not been issued to Mr. Pearson as part of his directors' compensation for the period January 1, 2005 through March 31, 2006.

(4) Includes 164,167 shares issuable upon exercise of options. Includes 33,757 shares of restricted common stock that are due, but have not been issued to Mr. Sartore as part of his directors' compensation for the period January 1, 2005 through March 31, 2006.

(5) Includes 164,167 shares issuable upon exercise of options. Includes 33,757 shares of restricted common stock that are due, but have not been issued to Mr. Stein as part of his directors' compensation for the period January 1, 2005 through March 31, 2006.

(6) Includes 27,778 shares issuable upon exercise of options.

(7) Includes 470,000 shares issuable upon exercise of options. Mr. Mitchell resigned as an officer and director of Simtek and Q-DOT, Inc. on May 9, 2005.

(8) Assumes conversion, at a conversion price of $0.22 per share, of debentures issued to Renaissance Capital Growth & Income Fund III, Inc. for 4,545,455 shares of our common stock. Assumes exercise of warrants held by Renaissance Capital Growth & Income Fund III, Inc. for 316,666 shares of our common stock. Includes 66,666

(9) Assumes conversion, at a conversion price of $0.22 per share, of debentures issued to Renaissance US Growth & Investment Trust PLC for 4,545,455 shares of our common stock. Assumes exercise of warrants held by Renaissance US Growth Investment Trust PLC for 316,667 shares of our common stock.

(10) Assumes conversion, at a conversion price of $0.22 per share, of debentures issued to BFSUS Special Opportunities Trust PLC for 4,545,455 shares of our common stock. Assumes exercise of warrants held by BFSUS Special Opportunities Trust PLC for 316,667 shares of our common stock.

(11) Assumes exercise of warrants held by Cypress for 15,055,612 shares of our common stock.

(12) Includes 1,592,640 shares issuable upon exercise of options. Includes 138,734 shares of restricted stock required to be issued for director compensation. Includes 10,000 shares of our common stock held by Mr. Keeley's wife, Sandra D. Keeley, with respect to which Mr. Keeley disclaims beneficial ownership. Includes 800 shares of our common stock that Mr. Blomquist's son personally owns. Does not include the 27,613,348 shares beneficially owned by Renaissance Capital Growth & Income Fund III, Inc., Renaissance US Growth Investment Trust PLC and BFSUS Special Opportunities Trust PLC. RENN Capital Group is agent for these three investment funds. Mr. Robert Pearson is a Senior Vice President of RENN Capital Group. Mr. Pearson also holds the position of a director on Simtek's board of directors.

Item 13: Certain Relationships and Related Transactions

On July 1, 2002, we received a total of $3,000,000 from Renaissance Capital Growth and Income Fund III, Inc., Renaissance US Growth Investment Trust PLC and BFSUS Special Opportunities Trust PLC (collectively, the "RENN Entities") in return for issuing 7.5% convertible debentures with an aggregate principal amount of $3,000,000. The convertible debentures have a maturity date of June 28, 2009 and originally had a conversion rate of $0.312, which would have resulted in 9,615,384 shares being issued upon conversion. In connection with the sale of $11,000,000 of our common stock on December 30, 2005, instead of lowering the conversion price of the 2002 convertible debentures, as required by the terms of the 2002 convertible debentures, from $0.312 per share to $0.16 per share as a result of the December 30, 2005 offering at $0.16 per share, we agreed with the RENN Entities that the conversion price would only be lowered to $0.22 per share as a result of the December 30, 2005 offering. As a result, instead of just 9,615,384 shares issuable upon conversion of the 2002 debentures (which would be the case were the conversion price still $0.312 per share), there are currently a total of 13,636,364 shares of common stock that are issuable to the RENN Entities upon conversion of the debentures as a result of the reduction of the conversion price to $0.22 per share. Also on December 30, 2005, we issued 9,375,000 shares of common stock to the RENN Entities in exchange for $1,500,000. On June 28, 2005, we issued warrants to purchase 200,000 shares of our common stock to the RENN Entities in exchange for a waiver of certain provisions relating to the 7.5% debentures. These warrants have 5-year terms with an exercise price of $0.50 per share. RENN Capital Group, Inc. is the agent for the RENN Entities. One of our directors, Mr. Robert Pearson, holds the position of Senior Vice President of RENN Capital Group, Inc.

On October 12, 2004, we issued in a private placement to SF Capital Partners Ltd. 3,857,367 shares of our common stock and a warrant to acquire 2,063,984 shares of our common stock. The warrant has a 5-year term and originally had an exercise price of $0.627 per share. In connection with the sale of $11,000,000 of our common stock on December 30, 2005, we agreed with SF Capital Partners Ltd. that in exchange for their waiver of certain participation rights held by them in connection with the December 30, 2005 offering, the exercise price of their warrant to acquire 2,063,984 shares of our common stock would be lowered from $0.627 per share to $0.265 per share. Also on December 30, 2005, we issued 6,250,000 shares to SF Capital Partners Ltd. in exchange for $1,000,000. As of the date of this report, SF Capital Partners Ltd. owns 10,107,367 shares as a result of the October 12, 2004 and December 30, 2005 transactions, and has a warrant to purchase 2,063,984 shares with an exercise price of $0.265 per share as a result of the October 12, 2004 transaction. By its terms, the warrant issued to SF Capital Partners Ltd. may not be exercised if the exercise would cause SF Capital Partners Ltd. to be a 5% or more holder of all of our outstanding common stock; however, SF Capital Partners Ltd. may waive such restriction on 61 days notice to us. Given the number of shares of our common stock that SF Capital Partners Ltd. holds as of the date of this report, SF Capital Partners Ltd. cannot exercise such warrant unless it waives the restriction and gives us 61 days notice of the waiver; as such, the 2,063,984 shares issuable under the warrant are not included in SF Capital Partner Ltd.'s entry in the "Security Ownership of Certain Beneficial Owners and Management" table above under the column entitled "Amount and Nature of Beneficial Ownership."

On May 4, 2005, we received $4,000,000 from Cypress in return for issuing 6,740,816 shares of our common stock and warrants to acquire 5,055,612 shares of our common stock. The warrants have a 10-year term with an exercise price of $0.7772. On March 24, 2006, we entered into a License and Development Agreement with Cypress pursuant to which, among other things, Cypress agreed to license certain intellectual property from us to develop and manufacture standard, custom and embedded nvSRAM products, we agreed with Cypress to co-develop certain nvSRAM products and Cypress agreed to pay us $4 million in pre-paid royalties paid in certain installments. Under the License and Development Agreement, we issued on March 24, 2006 a warrant granting Cypress the right to purchase 10 million shares of our common stock. We also agreed to issue, upon payment by Cypress of an installment of pre-paid royalties on June 30, 2006. a warrant granting Cypress the right to purchase 5 million shares of our common stock and we agreed to issue, upon payment by Cypress of an installment of pre-paid royalties on December 31, 2006, a warrant granting Cypress the right to purchase 5 million shares of our common stock. Each of these warrants has, or will have when issued, an exercise price per share of $0.75 with a term of 10 years from the date of issuance.

On May 19, 2005 and pursuant to his employment agreement with us, Mr. Harold Blomquist, our President and Chief Executive Officer, purchased 200,000 shares of our common stock directly from us at a purchase price of $0.542 per share. On November 9, 2005 and pursuant to his employment agreement with us, Mr. Blomquist purchased 275,000 shares of our common stock directly from us at a purchase price of $0.298 per share. In each case, the purchase price was determined by calculating the average close price for the five trading days prior to the purchase date. On January 20, 2006 and also pursuant to his employment agreement with us, we issued an additional 475,000 shares of our common stock to Mr. Blomquist for no additional consideration to match his previous stock purchases.

On December 30, 2005, as part of our sale of $11,000,000 of our common stock, we issued (in addition to the shares issued to SF Capital Partners Ltd. and the RENN Entities on such date, as described above, as well as certain other individual and institutional investors): Crestview Capital Master LLC 24,687,500 shares in exchange for $3,950,000; Big Bend XXVII Investments, L.P. 14,375,000 shares for $2,300,000; and Toibb Investment LLC 11,875,000 shares for $1,900,000.

Item 14. Principal Accounting Fees and Services

Hein & Associates LLP served as the Company's principal accountants for the fiscal year ended December 31, 2005, and the board has selected Hein & Associates LLP as Simtek's principal accountants for the 2006 fiscal year.

Audit Fees

Simtek was billed an aggregate of approximately $101,014 and approximately $86,173 in fees for professional services rendered during the fiscal years ended December 31, 2005 and December 31, 2004, respectively, in connection with the audit of Simtek's consolidated financial statements for such fiscal years and the reviews of the financial statements included in Simtek's Forms 10-Q and 10-QSB for such fiscal years and statutory and regulatory filings or engagements for such years.

Audit-Related Fees

Simtek was billed $11,846 and $4,500 for assurance and related services by Hein & Associates LLP during the fiscal years ended December 31, 2005 and December 31, 2004, respectively.

Tax Fees

Simtek was billed an aggregate of $12,100 and $15,200 in fees for professional services rendered during the fiscal year ended December 31, 2005 and December 31, 2004, respectively, for tax compliance and tax advice. The nature of the tax services comprising such fees was in connection with tax compliance (including U.S. federal and state returns) and tax consulting.

All Other Fees

Hein & Associates LLP did not bill the Company for any other services rendered to Simtek for the fiscal years ended December 31, 2005 and December 31, 2004.

Pre-Approval Policies and Procedures

All audit and audit-related services, tax services and other services were pre-approved by the audit committee of our board of directors. The audit committee's pre-approval policy provides for pre-approval of all audit, audit-related, tax and all other services provided by Hein & Associates LLP. The audit committee concluded that such services by Hein & Associates LLP were compatible with the maintenance of that firm's independence in the conduct of its auditing functions.

PART IV

Item 15: Exhibits

21.1	Subsidiaries of the registrant
31.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of Principal Executive Officer
31.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of Principal Financial Officer
32.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of Principal Executive Officer
32.2	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of Principal Financial Officer

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Colorado Springs, State of Colorado, United States of America, on April 28, 2006.

SIMTEK CORPORATION

By: /s/Harold Blomqusit
Harold Blomquist
Chief Executive Officer and President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed on April 28, 2006 by the following persons on behalf of the Registrant and in the capacities indicated.

SIGNATURE	TITLE
/s/ Harold Blomquist Harold Blomquist	Chief Executive Officer and President
/s/Brian Alleman Brian Alleman	Chief Financial Officer
/s/Harold Blomquist Harold Blomquist	Chairman of the Board
/s/Robert Keeley Robert H. Keeley	Director
/s/Alfred Stein Alfred Stein	Director

EXHIBIT INDEX

Exhibit Number	Description
21.1	Subsidiaries of the registrant
31.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of Principal Executive Officer
31.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of Principal Financial Officer
32.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of Principal Executive Officer
32.2	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of Principal Financial Officer

CORPORATE INFORMATION

BOARD OF DIRECTORS-Simtek Corporation

Harold Blomquist, Chairman of Board[1,2]

Robert Pearson[1]

Robert Keeley[3]

Alfred Stein[2,3]

Ronald Sartore[1,2]

Board of Directors Committees
[1]Compensation Committee
[2]Governance Committee
[3]Audit Committee

CORPORATE OFFICERS

Harold Blomquist
Chief Executive Office and President

Brian Alleman
Chief Financial Officer and Corporate Secretary

CORPORATE COUNSEL

Holme Roberts & Owen LLP
1700 Lincoln St. Suite 4100
Denver, CO 80203

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Hein & Associates LLP
717 Seventeenth Street, Suite 1600
Denver, Colorado 80202-3338

REGISTRAR AND TRANSFER AGENT

Continental Stock Transfer & Trust Company
17 Battery Place
New York, New York 10004

OTC ELECTRONIC BULLETIN BOARD SYMBOL

Common Stock: SRAM

CORPORATE OFFICES

4250 Buckingham Drive #100
Colorado Springs, Colorado 80907
Tel: (719) 531-9444
Fax: (719) 531-9481

SIMTEK

Simtek Corporation
4250 Buckingham Drive, Suite 100
Colorado Springs, CO 80907, USA
800-637-1667 719-531-9444
Fax 719-531-9481

www.simtek.com